UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2016

May 16, 2016

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 29, 2016
Dividend payment date:	June 29, 2016
Securities report issuing date:	June 29, 2016
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2016

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2016	5,714,419	1.3	1,539,486	(10.1)	951,402	(8.0)
March 31, 2015	5,638,402	8.9	1,713,001	1.1	1,033,759	5.0

(*)	Comprehensive income

                   March 31, 2016: 620,662 million yen     (82.0)%                 ;         March 31, 2015: 3,455,231 million yen     102.2%

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2016	68.51	68.17	6.2	0.5	26.9
March 31, 2015	73.22	72.94	7.4	0.6	30.4

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2016: 230,415 million yen;         March 31, 2015: 159,637 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2016	298,302,898	17,386,769	5.2	1,121.07
March 31, 2015	286,149,768	17,287,533	5.4	1,092.75

(Reference) Shareholders’ equity as of     March 31, 2016: 15,457,970 million yen ;     March 31, 2015: 15,317,940 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2016	6,754,428	2,240,209	(105,602)	18,763,856
March 31, 2015	(2,095,748)	6,501,689	(1,156,621)	9,990,035

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2015	—	9.00	—	9.00	18.00	253,695	24.6	1.8
ended March 31, 2016	—	9.00	—	9.00	18.00	249,329	26.3	1.6
ending March 31, 2017 (Forecast)	—	9.00	—	9.00	18.00	——	29.2	——

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2017 (Consolidated)

MUFG has set an earnings target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2016	14,168,853,820 shares
	March 31, 2015	14,168,853,820 shares
(B) Treasury stocks:	March 31, 2016	380,255,157 shares
	March 31, 2015	151,014,803 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2016	13,886,503,497 shares
	Fiscal year ended March 31, 2015	14,119,202,720 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2016

(1)  Results of Operations

	( % represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2016	588,340	0.4	564,684	0.1	543,069	(1.6)	545,738	(1.4)
March 31, 2015	585,805	126.5	564,394	135.4	551,691	143.5	553,400	128.9

	Basic earnings per share		Diluted earnings per share
	yen		yen
Fiscal year ended
March 31, 2016	39.29		39.24
March 31, 2015	39.19		39.14

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2016	12,043,230	8,482,329	70.4	614.47
March 31, 2015	10,646,262	8,357,950	78.4	595.56

(Reference) Shareholders’ equity as of March 31, 2016: 8,474,069 million yen ; March 31, 2015: 8,349,679 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
(3) Basic policy regarding profit distribution and dividends for fiscal years 2015 and 2016	5
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	6
3. Management Policy	9
(1) Principal management policy	9
(2) Medium- and long-term management strategy	9
(3) Key issues	10
(4) Management Target	12
4. Basic Views on Selection of Accounting Standards	12
5. Consolidated Financial Statements	13
(1) Consolidated Balance Sheets	13
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	15
(3) Consolidated Statements of Changes in Net Assets	18
(4) Consolidated Statements of Cash Flows	20
Notes to the Consolidated Financial Statements	22
Notes on Going-Concern Assumption
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements
Changes in Method of Presentation
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statements of Changes in Net Assets
Consolidated Statements of Cash Flows
Financial Instruments
Securities
Money Held in Trust
Net Unrealized Gains (Losses) on Other Securities
Segment Information
Per Share Information
Significant Subsequent Events
6. Non-consolidated Financial Statements	48
(1) Non-consolidated Balance Sheets	48
(2) Non-consolidated Statements of Income	50
(3) Non-consolidated Statements of Changes in Net Assets	51
Notes on Going-Concern Assumption	53
7. Other	53
(1) Changes of Directors, Corporate Auditors and Executive Officers	53

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2016”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 16, 2016 (Monday)
Explanation for investors and analysts:	May 23, 2016 (Monday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2016)

The outlook has become increasingly clouded, even as the global economy—especially developed countries—remained on a gradual recovery course in FY15. Share prices around the world dropped owing to concerns surrounding China, weak oil and other resource prices. However, US domestic demand, in particular, remained on a path of self-sustained recovery as the employment picture steadily improved, despite weakness in the energy industry and some other sectors. Europe’s economy continued to pick up, propelled by the weak EUR and cheap oil, in spite of the Greek debt issue and NPLs in southern countries. In Asia, China continued to slow due to suppressed investment, while weak exports weighed on other Asian economies. Even so, private consumption remained firm throughout the region, bolstered by lower inflation. Against this backdrop, Japan’s economy continued on a gradual recovery trajectory, even with some apparent weak spots. The warm winter dampened private consumption, which remained fairly flat overall despite higher incomes. Exports to the US and Europe were strong overall, but exports to China and other emerging economies were weak, including resource-producing countries. On the other hand, capital expenditures continued to rise gradually due to robust corporate profits as the glut of capital stock was erased.

With regard to the financial situation, the US Fed hiked interest rates for the first time in nine-and-a-half years in December, as employment conditions improved. In the Eurozone, on the other hand, the ECB bolstered monetary easing, including cutting the deposit rate in December and again in March. The Bank of Japan introduced Quantitative and Qualitative Monetary Easing with Negative Interest rates in January, and the benchmark yield turned and stayed negative through to the end of the fiscal year. Share prices have fallen and the Japanese yen has rallied since the start of the year: a reflection of heightened risk aversion around the globe.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2016 decreased 85.8 billion yen from the previous fiscal year to 4,143.2 billion yen. This was mainly due to the appreciation of the Japanese yen against the U.S. dollar since January, a decrease in net interest income from domestic loans and deposits as well as a decrease in gains on ALM, whereas an increase in overseas profit from MUFG’s group collaboration businesses in the U.S. and overseas subsidiaries’ businesses contributed to increase gross profit. General and administrative (G&A) expenses for the fiscal year ended March 31, 2016 increased 1.1 billion yen from the previous fiscal year, mainly due to higher regulatory costs in overseas businesses despite cost cutting of MUFG and a positive impact from exchange rate. As a result, net business profits were 1,557.9 billion yen, a decrease of 87.0 billion yen from the previous fiscal year.

Total credit costs for the fiscal year ended March 31, 2016 increased 93.5 billion yen from the previous fiscal year, mainly due to an increase in provision for specific allowance for credit losses. Net gains (losses) on equity securities decreased 4.8 billion yen from the previous fiscal year, mainly due to an increase in losses on write-down of equity securities.

Mitsubishi UFJ Financial Group, Inc.

As a result, ordinary profits for the fiscal year ended March 31, 2016 were 1,539.4 billion yen, a decrease of 173.5 billion yen from the previous fiscal year, and profits attributable to owners of parent for the fiscal year ended March 31, 2016 was 951.4 billion yen, a decrease of 82.3 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2016	For the fiscal year ended March 31, 2015	Increase (Decrease)
Gross profits before credit costs for trust accounts	4,143.2	4,229.0	(85.8)
General and administrative expenses	2,585.2	2,584.1	1.1
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,557.9	1,644.9	(87.0)
Credit costs	(315.7)	(227.8)	(87.9)
Net gains (losses) on equity securities	88.3	93.1	(4.8)
Other non-recurring gains (losses)	209.0	202.8	6.2
Profits (Losses) from investments in affiliates	230.4	159.6	70.7
Ordinary profits	1,539.4	1,713.0	(173.5)
Net extraordinary gains (losses)	(40.7)	(98.2)	57.5
Total of income taxes-current and income taxes-deferred	(460.2)	(467.7)	7.5
Profits attributable to non-controlling interests	(87.1)	(113.2)	26.0
Profits attributable to owners of parent	951.4	1033.7	(82.3)
Total credit costs *1	(255.1)	(161.6)	(93.5)

*1	Included gains on loans written-offs

(Earnings Target for the fiscal year ending March 31, 2017)

MUFG has set an earnings target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

(2)   Analysis of financial condition

Total assets as of March 31, 2016 increased 12,153.1 billion yen from March 31, 2015 to 298,302.8 billion yen, and total net assets as of March 31, 2016 increased 99.2 billion yen from March 31, 2015 to 17,386.7 billion yen. The increase in total net assets was mainly due to increases in retained earnings.

Mitsubishi UFJ Financial Group, Inc.

With regard to major items of assets, securities as of March 31, 2016 decreased 3,544.3 billion yen from March 31, 2015 to 69,993.8 billion yen and loans and bills discounted as of March 31, 2016 increased 4,387.9 billion yen from March 31, 2015 to 113,756.3 billion yen. With regard to major items of liabilities, deposits as of March 31, 2016 increased 7,607.6 billion yen from March 31, 2015 to 160,965.0 billion yen.

With regard to MUFG’s consolidated risk-adjusted capital ratio based on the Basel III Standards as of March 31, 2016, Common Equity Tier 1 capital ratio was 11.63%, Tier 1 capital ratio was 13.24% and Total capital ratio was 16.01%.

Mitsubishi UFJ Financial Group, Inc.

(3)   Basic policy regarding profit distribution and dividends for fiscal years 2015 and 2016

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to aim for a stable and continuous increase in dividends per share through growth in profits.

With respect to the year-end dividend for common stock for fiscal year 2015, MUFG plans to pay ¥9 per share. As a result, the annual dividend for fiscal year 2015, including the interim dividend of ¥9 per share, is expected to be ¥18 per share, which is the same amount as the annual dividend of ¥18 paid for the previous fiscal year.

The annual dividend forecast for common stock for fiscal year 2016 is ¥18 per share, which is the same amount as the annual dividend to be paid for fiscal year 2015.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 224 consolidated subsidiaries, and 65 equity-method affiliates. MUFG’s goal is to be the world’s most trusted financial group, and it is engaged primarily in the banking, trust banking and securities businesses, while also conducting business in credit cards and consumer finance, leasing, asset management and other areas. The Group conducts consolidated reporting of its main entities on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2016)

○:Consolidated subsidiary ◇:Equity-method accounted affiliate

- Mitsubishi UFJ Financial Group
  - Mitsubishi UFJ Financial Group, Inc.
  - The Bank of Tokyo-Mitsubishi UFJ, Ltd. ＊1
    - ○The Bank of Tokyo-Mitsubishi UFJ, Ltd.
    - ○MU Frontier Servicer Co., Ltd.
    - ○Mitsubishi UFJ Factors Limited
    - ○Mitsubishi UFJ Research and Consulting Co., Ltd.
    - ○Mitsubishi UFJ Capital Co., Ltd.
    - ◇JACCS CO., LTD.
    - ◇Jibun Bank Corporation
    - ◇JALCARD, INC.
    - ◇BOT Lease Co., Ltd.
    - ◇The Chukyo Bank, Ltd.
    - ○MUFG Americas Holdings Corporation
    - ○BTMU Capital Corporation ＊2
    - ○BTMU Leasing & Finance, Inc.
    - ○Bank of Ayudhya Public Company Limited
    - ○PT U Finance Indonesia
    - ○PT. BTMU-BRI Finance
    - ◇Vietnam Joint Stock Commercial Bank for Industry and Trade
    - ◇Dah Sing Financial Holdings Limited
  - Mitsubishi UFJ Trust and Banking Corporation
    - ○Mitsubishi UFJ Trust and Banking Corporation
    - ○The Master Trust Bank of Japan, Ltd.
    - ○MU Investments Co., Ltd.
    - ○Mitsubishi UFJ Kokusai Asset Management Co., Ltd.
    - ○Mitsubishi UFJ Real Estate Services Co., Ltd.
    - ○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
    - ○Mitsubishi UFJ Baillie Gifford Asset Management Limited
    - ○Mitsubishi UFJ Global Custody S.A. ＊3
    - ○Mitsubishi UFJ Asset Management (UK) Limited
    - ○Mitsubishi UFJ Fund Services Holdings Limited
    - ○Mitsubishi UFJ Trust International Limited
    - ◇Aberdeen Asset Management PLC
    - ◇AMP Capital Holdings Limited
  - Mitsubishi UFJ Securities Holdings Co., Ltd.
    - ○Mitsubishi UFJ Securities Holdings Co., Ltd.
    - ○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
    - ○Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.
    - ○kabu.com Securities Co., Ltd.
    - ◇Morgan Stanley MUFG Securities Co., Ltd.
    - ◇Marunouchi Capital Co., Ltd.
    - ○Mitsubishi UFJ Securities International plc ＊4
    - ○Mitsubishi UFJ Securities (USA), Inc. ＊5
    - ○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
    - ○Mitsubishi UFJ Securities (HK) Holdings, Limited
    - ○Mitsubishi UFJ Securities (Singapore), Limited ＊6
  - CF subsidiaries ＊7
    - ○Mitsubishi UFJ NICOS Co., Ltd.
    - ○ACOM CO., LTD.
  - Other businesses
    - ◇Mitsubishi UFJ Lease & Finance Company Limited
    - ◇Mitsubishi Research Institute DCS Co., Ltd.
    - ◇Morgan Stanley

Mitsubishi UFJ Financial Group, Inc.

*1.	As of April 1, 2016, Security Bank Corporation became an equity-method affiliate of The Bank of Tokyo-Mitsubishi UFJ, Ltd. following a share acquisition by The Bank of Tokyo-Mitsubishi UFJ, Ltd.
*2.	The ownership of BTMU Capital Corporation is planned to be transferred to MUFG Americas Holdings Corporation on July 1, 2016.
*3.	As of May 1, 2016, Mitsubishi UFJ Global Custody S.A. was renamed Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.
*4.	Mitsubishi UFJ Securities International plc plans to be renamed MUFG Securities EMEA plc on July 1, 2016.
*5.	Mitsubishi UFJ Securities (USA), Inc. is planned to be renamed MUFG Securities Americas Inc. and its ownership transferred to MUFG Americas Holdings Corporation on July 1, 2016.
*6.	Mitsubishi UFJ Securities (Singapore), Limited plans to be renamed MUFG Securities Asia (Singapore) Limited on July 1, 2016.
*7.	Consumer finance subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 16, 2016)

General Meeting of Shareholders
Board of Directors
Nominating and Governance Committee
Compensation Committee
Audit Committee
Risk Committee
U.S. Risk Committee
Executive Committee
Global Advisory Board
Supporting Committees
Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail Branch Management Division
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Branch Service Innovation Office
Retail Business Development Division
Securities Business Promotion Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office *
Retail Trust Business Office
Retail Business Promotion Planning Division
Marketing Office *
Retail Trust Business Planning Division
Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Trust Business Planning Division
Retail & Corporate Business Collaboration Office *
Business Owner PB Planning Office *
Financial Solutions Unit *
Financial Solutions Planning Division *
Trust Assets Business Group
Asset Management and Administration Planning Division
Global Business Group
Global Planning Division
Global Business Development Office
Global Corporate Banking Division
EPS FBO Implementation Office *
Financial Solutions Unit *
Financial Solutions Planning Division *
Americas Enterprise Risk Management Office
Americas Holdings Division
EPS FBO Implementation Office *
Group Strategy Division for EMEA
Risk Monitoring Office for EMEA
Group Strategy Division for Asia & Oceania
Risk Monitoring Office for Asia *
Group Strategy Division for East Asia
Risk Monitoring Office for Asia *
Global Markets Business Group
Global Markets Planning Division
Global Markets S&T Project Management Office
Corporate Administration Division
Executive Secretariat
Human Resources Division
Diversity & Inclusion Office
Global Human Resources Office
Human Rights Promotion Office
Corporate Planning Division
Government & Regulatory Affairs Office
Strategic Alliance Office
Economic Research Office
EPS FBO Implementation Office *
Innovation Lab *
Financial Planning Division
Office of the CFO
Management Information Office *
Financial Accounting Office
Tax Planning Office
IFRS Project Management Office
Investor Relations Office
Corporate Communication Division
Media Relations Office
Corporate Risk Management Division
Market Risk Management Office
Liquidity Risk Management Office
Management Information Office *
Research & Development Office
Credit Policy & Planning Division
Credit Risk Management Office
Global Compliance Division
Conflict-of-Interest Management Office
Global Financial Crimes Intelligence Division
Customer Protection Office
Anti-Money Laundering Office
Legal Division
Global Markets Compliance Office
Internal Audit Division
Americas Audit Office
Operations & Systems Planning Division
Cyber Security Office
Digital Innovation Division
Innovation Lab *

* Offices marked with an asterix are shared by multiple divisions or are jointly administered within a division.

**	The Nominating and Governance Committee is a nomination committee under the Companies Act.
***	On July 1, 2016, an Americas Enterprise Risk Management Division is planned to be established within the Global Business Group, and the Americas Enterprise Risk Management Office in the Americas Holdings Division will be abolished.

Mitsubishi UFJ Financial Group, Inc.

3.  Management Policy

(1) Principal management policy

MUFG Group has formulated the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared credo to unify the hearts and minds of Group employees, while meeting the expectations of customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

•	Corporate Vision

(2)  Medium- and long-term management strategy

The operating environment for financial institutions is transforming substantially amidst such trends as changing patterns of consumption stemming from an aging Japanese population and its declining birthrate and the advance of information and communications technology. It is crucial to the continued progress of MUFG for us to maintain an accurate understanding of such changes, and evolve and reform our business model as a preemptive response to these changes. Based on this recognition, the MUFG Group turned its eye toward the expected operating environment changes over the next decade, and launched its medium-term business plan, which outlines the strategies that will be implemented over the first three years of this period (Fiscal 2015–Fiscal 2017).

The basic policy of the medium-term business plan was defined as “Evolution and reformation to achieve sustainable growth for MUFG,” and we formulated the Group business strategies and the administrative practices and business foundation strategies of the plan based on three strategic focuses: “Customer perspective,” “Group-driven approach,” and “Productivity improvements.” “Customer perspective” calls on us to develop businesses based on changing customer needs. “Group-driven approach” inspires us to bolster inter-Group company unity and consider how to optimize our business on a Group-wide basis. “Productivity improvements” encapsulates our commitment to boosting competitiveness by pursuing higher levels of rationality and efficiency.

Mitsubishi UFJ Financial Group, Inc.

By swiftly responding to environmental changes and continuing to accelerate and broaden the business and administration strategies outlined in MUFG’s medium-term business plan, the Group will pursue improved corporate value and work to live up to the expectations of its customers, shareholders, employees, and other stakeholders.

(3) Key issues

In fiscal 2015, the outlook for the world economy grew more uncertain as markets were affected by the United States’ exit strategy from quantitative easing and the large impact of China’s economic slowdown on developing economies. Financial markets experienced large fluctuations, partly due to the Bank of Japan’s adoption of negative interest rates early in 2016. In this environment, MUFG implemented the first year of its medium-term business plan in a concerted, Group-wide effort to advance and revolutionize its business model ahead of structural changes in the future.

Advancing Group business strategies

As part of our Group business strategies, we will maintain our focus on the Japanese market while simultaneously working to incorporate the growth of the global market and evolving and reforming our business model.

For individual customers, the Group will band together to provide asset management, asset administration, and inheritance services and encourage the flow of assets from savings to investment while helping to stimulate consumption by strengthening payment and consumer finance businesses.

To address the needs of SME customers, MUFG will work to provide smooth support for customers’ funding needs while also implementing initiatives in new business fields. Initiatives in new fields will include enhancing M&A advisory service functions to respond to the rising number of business transfers and bolstering the Group’s ability to provide asset management solutions. At the same time, the Group will also accelerate efforts to contribute to the growth of customers through means such as offering business matching services.

Meanwhile, MUFG will respond to the ever more advanced, diverse, and global needs of large companies through concerted efforts conducted on a Group-wide and global basis, and will establish a unique global Corporate & Investment Banking (CIB)*1 model to aid in this endeavor. As part of this process, the Group will consolidate the its sector-specific expertise while deepening strategic collaboration with Morgan Stanley.

In sales and trading operations*2, we intend to advance integrated operations to boost our competitiveness. Specifically, MUFG will push forward with efforts to strengthen its ability to provide products and services that address the diverse needs of various customers, such as corporations and institutional investors, on a global basis.

As for asset management and investor service operations, MUFG is committed to establishing a strong position as a global player in the fields of alternative investment investor services and asset management operations in the United States, Asia, and other regions. Both organic and non-organic strategies will be employed in pursuing this goal.

Mitsubishi UFJ Financial Group, Inc.

In transaction banking*3 operations, we aim to build an unrivaled position in the domestic market. At the same time, we will redouble efforts to address cross-border business flows, and expand trade finance operations. In addition, we will bolster product competitiveness and step up inter-regional collaboration to increase deposit balances.

Outside Japan, MUFG is working to establish and strengthen unique, comprehensive commercial banking platforms. These efforts are centered around Bank of Ayudhya Public Company Limited and MUFG Union Bank, N.A and also include developing our new capital and business alliance with Security Bank Corporation. The Group’s overseas operations have previously focused primarily on transactions with large companies, but in strengthening platforms we are branching out to accommodate local individual and SME customers.

*1	A business model that provides customers with end-to-end, comprehensive financial services including both Corporate Banking (e.g. deposits and loans) and Investment Banking (e.g. M&A advisory) services, in order to help customers increase their corporate value
*2	General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges
*3	General term for deposit business, domestic exchange business, foreign exchange business, and related businesses such as cash management and trade finance

Enhancement of management fundamentals and controls

Strategies for enhancing management fundamentals and controls include the following measures to improve upon the financial base and administration practices that will underpin the evolution and reformation of business models.

BTMU, MUTB, and MUSHD will transition to Company with Audit and Supervisory Committee. Through building effective frameworks for business supervision by the Board of Directors, MUFG aims to further strengthen corporate governance systems, and governance on both a Group and global basis. At the same time, MUFG is developing more evolved and advanced comprehensive risk management practices that address new regulations and progress in businesses while placing emphasis on managing risks in an integrated and preventative manner.

We aim to strengthen and streamline the Group business platform, and this will be done in part through shared usage of systems, back-office functions, and facilities on a Group-wide basis.

In managing the Group’s finances and capital, we will work to entrench frameworks for increasing returns on risks taken, which will be done while maintaining a strong capital base as the first priority. We will also diversify funding methods in consideration of global financial regulations.

Communication with external stakeholders and Group employees will be conducted strategically and in a manner that is integrated on a Group-wide and global basis to maximize the benefits of this communication. We recognize internal communication as a means of fostering a corporate culture and creating sense of cohesion within the Group. Meanwhile, communication with outside parties contributes to improving customer satisfaction and brand value and helps accomplish corporate social responsibility activities.

Mitsubishi UFJ Financial Group, Inc.

(4)  Management Target

MUFG has set an earnings target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2017	For the six months ending September 30, 2016	For the fiscal year ended March 31, 2016 (Results)	For the six months ended September 30, 2015 (Results)
Total credit costs	(210.0)	(110.0)	(255.1)	(31.0)
Ordinary profits	1,320.0	610.0	1,539.4	969.9
Profits attributable to owners of parent	850.0	360.0	951.4	599.3

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	670.0	320.0	888.1	480.4
Total credit costs	(40.0)	(20.0)	(103.4)	21.2
Ordinary profits	600.0	290.0	863.7	538.3
Net income	430.0	210.0	586.0	379.6

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	170.0	80.0	193.0	95.6
Total credit costs	(10.0)	(5.0)	(0.2)	1.3
Ordinary profits	165.0	75.0	206.5	99.5
Net income	120.0	55.0	159.9	70.3

4. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Cash and due from banks	40,488,318	49,158,293
Call loans and bills bought	604,625	660,015
Receivables under resale agreements	7,342,335	7,466,633
Receivables under securities borrowing transactions	4,633,544	6,041,983
Monetary claims bought	4,570,712	4,733,393
Trading assets	20,810,617	20,460,863
Money held in trust	700,218	679,678
Securities	73,538,191	69,993,869
Loans and bills discounted	109,368,340	113,756,325
Foreign exchanges	2,187,311	1,792,888
Other assets	10,119,936	12,255,764
Tangible fixed assets	1,352,727	1,362,044
Buildings	333,430	349,761
Land	744,416	730,130
Lease assets	11,181	10,856
Construction in progress	35,774	38,494
Other tangible fixed assets	227,924	232,801
Intangible fixed assets	1,297,277	1,254,727
Software	552,345	570,884
Goodwill	309,119	278,628
Lease assets	730	648
Other intangible fixed assets	435,082	404,566
Net defined benefit assets	504,761	377,955
Deferred tax assets	114,919	125,739
Customers’ liabilities for acceptances and guarantees	9,511,714	9,240,310
Allowance for credit losses	(995,784)	(1,057,585)

Total assets	286,149,768	298,302,898

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Liabilities:
Deposits	153,357,410	160,965,056
Negotiable certificates of deposit	16,073,850	11,591,578
Call money and bills sold	3,600,104	1,360,238
Payables under repurchase agreements	21,899,506	23,515,240
Payables under securities lending transactions	8,205,350	4,710,407
Commercial papers	2,179,634	2,292,282
Trading liabilities	15,521,917	17,251,302
Borrowed money	13,866,196	12,482,277
Foreign exchanges	1,496,476	2,054,937
Short-term bonds payable	789,512	752,492
Bonds payable	8,141,713	9,190,542
Due to trust accounts	3,183,295	13,296,033
Other liabilities	9,530,371	10,834,564
Reserve for bonuses	90,360	90,219
Reserve for bonuses to directors	454	396
Net defined benefit liabilities	62,121	62,791
Reserve for retirement benefits to directors	1,086	1,113
Reserve for loyalty award credits	15,375	15,971
Reserve for contingent losses	204,790	210,087
Reserves under special laws	3,771	4,232
Deferred tax liabilities	988,550	866,815
Deferred tax liabilities for land revaluation	138,669	127,237
Acceptances and guarantees	9,511,714	9,240,310

Total liabilities	268,862,234	280,916,129

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,428,403	1,425,637
Retained earnings	7,860,410	8,587,578
Treasury stock	(101,661)	(298,922)

Total shareholders’ equity	11,328,666	11,855,806

Net unrealized gains (losses) on other securities	2,835,091	2,486,627
Net deferred gains (losses) on hedging instruments	83,194	337,297
Land revaluation excess	172,350	176,364
Foreign currency translation adjustments	951,547	791,401
Remeasurements of defined benefit plans	(52,909)	(189,526)

Total accumulated other comprehensive income	3,989,274	3,602,163

Subscription rights to shares	8,271	8,260
Non-controlling interests	1,961,322	1,920,538

Total net assets	17,287,533	17,386,769

Total liabilities and net assets	286,149,768	298,302,898

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Ordinary income	5,638,402	5,714,419
Interest income	2,806,238	2,769,248
Interest on loans and bills discounted	1,835,445	1,812,133
Interest and dividends on securities	627,946	628,882
Interest on call loans and bills bought	11,813	9,887
Interest on receivables under resale agreements	53,712	41,818
Interest on receivables under securities borrowing transactions	9,237	6,520
Interest on deposits	63,470	79,087
Other interest income	204,612	190,919
Trust fees	111,916	117,046
Fees and commissions	1,508,698	1,536,719
Trading income	352,950	306,354
Other business income	407,668	469,265
Other ordinary income	450,930	515,784
Gains on loans written-off	64,735	60,645
Others	386,194	455,138
Ordinary expenses	3,925,400	4,174,932
Interest expenses	624,743	655,735
Interest on deposits	296,887	292,909
Interest on negotiable certificates of deposit	44,009	48,093
Interest on call money and bills sold	7,226	8,204
Interest on payables under repurchase agreements	39,075	48,263
Interest on payables under securities lending transactions	8,424	7,449
Interest on commercial papers	3,445	6,347
Interest on borrowed money	47,826	46,856
Interest on short-term bonds payable	661	749
Interest on bonds payable	132,499	142,728
Other interest expenses	44,686	54,133
Fees and commissions	200,094	216,165
Other business expenses	133,275	183,583
General and administrative expenses	2,619,867	2,602,450
Other ordinary expenses	347,420	516,997
Provision for allowance for credit losses	62,012	132,691
Others	285,407	384,305

Ordinary profits	1,713,001	1,539,486

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Extraordinary gains	14,655	21,316
Gains on disposition of fixed assets	5,011	21,316
Gains on change in equity	9,643	—
Extraordinary losses	112,899	62,033
Losses on disposition of fixed assets	9,938	12,144
Losses on impairment of fixed assets	11,487	13,415
Provision for reserve for contingent liabilities from financial instruments transactions	918	460
Losses on change in equity	33,291	36,013
Settlement package	37,097	—
Losses on sales of equity securities of subsidiaries	20,167	—

Income before income taxes and others	1,614,757	1,498,769

Income taxes-current	421,941	424,814
Income taxes-deferred	45,845	35,389

Total taxes	467,786	460,204

Profits	1,146,970	1,038,565

Profits attributable to non-controlling interests	113,211	87,162

Profits attributable to owners of parent	1,033,759	951,402

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Profits	1,146,970	1,038,565
Other comprehensive income
Net unrealized gains (losses) on other securities	1,595,505	(346,220)
Net deferred gains (losses) on hedging instruments	77,367	252,671
Land revaluation excess	14,149	7,055
Foreign currency translation adjustments	442,466	(214,273)
Remeasurements of defined benefit plans	27,880	(141,896)
Share of other comprehensive income of associates accounted for using equity method	150,891	24,759

Total other comprehensive income	2,308,260	(417,903)

Comprehensive income	3,455,231	620,662

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	3,313,220	556,163
Comprehensive income attributable to non-controlling interests	142,011	64,498

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2015

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295
Cumulative effects of changes in accounting policies		(346,454)	57,909		(288,545)
Restated balance	2,140,488	1,827,929	7,091,035	(1,699)	11,057,754	1,218,397	8,295
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,024	1,023			2,048
Dividends from retained earnings			(263,959)		(263,959)
Profits attributable to owners of parent			1,033,759		1,033,759
Repurchase of treasury stock				(490,045)	(490,045)
Disposal of treasury stock		68		82	150
Retirement of treasury stock		(390,000)		390,000	—
Reversal of land revaluation excess			(424)		(424)
Changes in subsidiaries’ equity		(10,617)			(10,617)
Net changes of items other than shareholders’ equity						1,616,693	74,898

Total changes during the period	1,024	(399,526)	769,374	(99,962)	270,911	1,616,693	74,898

Balance at the end of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194

	(in millions of yen)
	Accumulated other comprehensive income				Subscription rights to shares	Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at the beginning of the period	157,776	407,229	(81,937)	1,709,760	8,732	2,048,101	15,112,895
Cumulative effects of changes in accounting policies		(219)	(152)	(371)		(14,360)	(303,277)
Restated balance	157,776	407,010	(82,090)	1,709,388	8,732	2,033,741	14,809,617
Changes during the period
Issuance of new shares-exercise of subscription rights to shares							2,048
Dividends from retained earnings							(263,959)
Profits attributable to owners of parent							1,033,759
Repurchase of treasury stock							(490,045)
Disposal of treasury stock							150
Retirement of treasury stock							—
Reversal of land revaluation excess							(424)
Changes in subsidiaries’ equity							(10,617)
Net changes of items other than shareholders’ equity	14,574	544,537	29,180	2,279,885	(461)	(72,419)	2,207,004

Total changes during the period	14,574	544,537	29,180	2,279,885	(461)	(72,419)	2,477,916

Balance at the end of the period	172,350	951,547	(52,909)	3,989,274	8,271	1,961,322	17,287,533

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2016

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194
Changes during the period
Dividends from retained earnings			(251,392)		(251,392)
Profits attributable to owners of parent			951,402		951,402
Repurchase of treasury stock				(200,077)	(200,077)
Disposal of treasury stock		(1,182)		2,815	1,633
Reversal of land revaluation excess			3,042		3,042
Change of application of equity method			24,394		24,394
Changes in subsidiaries’ equity		(1,584)			(1,584)
Changes in foreign affiliates’ interests in their subsidiaries			(278)		(278)
Net changes of items other than shareholders’ equity						(348,464)	254,103

Total changes during the period		(2,766)	727,168	(197,261)	527,140	(348,464)	254,103

Balance at the end of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627	337,297

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	172,350	951,547	(52,909)	3,989,274	8,271	1,961,322	17,287,533
Changes during the period
Dividends from retained earnings							(251,392)
Profits attributable to owners of parent							951,402
Repurchase of treasury stock							(200,077)
Disposal of treasury stock							1,633
Reversal of land revaluation excess							3,042
Change of application of equity method							24,394
Changes in subsidiaries’ equity							(1,584)
Changes in foreign affiliates’ interests in their subsidiaries							(278)
Net changes of items other than shareholders’ equity	4,013	(160,146)	(136,616)	(387,110)	(10)	(40,783)	(427,904)

Total changes during the period	4,013	(160,146)	(136,616)	(387,110)	(10)	(40,783)	99,236

Balance at the end of the period	176,364	791,401	(189,526)	3,602,163	8,260	1,920,538	17,386,769

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2015	March 31, 2016
Cash flows from operating activities:
Income before income taxes and others	1,614,757	1,498,769
Depreciation	300,163	298,527
Impairment losses	11,487	13,415
Amortization of goodwill	17,787	16,931
Equity in losses (gains) of affiliates	(159,637)	(230,415)
Increase (decrease) in allowance for credit losses	46,037	71,084
Increase (decrease) in reserve for bonuses	10,321	955
Increase (decrease) in reserve for bonuses to directors	(172)	(58)
Decrease (increase) in net defined benefit assets	(62,696)	(88,908)
Increase (decrease) in net defined benefit liabilities	(1,601)	(2,255)
Increase (decrease) in reserve for retirement benefits to directors	(115)	27
Increase (decrease) in reserve for loyalty award credits	969	1,313
Increase (decrease) in reserve for contingent losses	(43,807)	5,572
Interest income recognized on statement of income	(2,806,238)	(2,769,248)
Interest expenses recognized on statement of income	624,743	655,735
Losses (gains) on securities	(208,271)	(221,235)
Losses (gains) on money held in trust	639	(10,689)
Foreign exchange losses (gains)	(1,213,235)	1,439,205
Losses (gains) on sales of fixed assets	4,926	(9,171)
Net decrease (increase) in trading assets	(1,337,542)	49,544
Net increase (decrease) in trading liabilities	1,181,142	1,980,093
Adjustment of unsettled trading accounts	889,029	(821,034)
Net decrease (increase) in loans and bills discounted	(5,909,031)	(4,990,628)
Net increase (decrease) in deposits	6,793,900	7,888,704
Net increase (decrease) in negotiable certificates of deposit	488,549	(4,482,406)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	3,247,294	(1,362,550)
Net decrease (increase) in due from banks (excluding cash equivalents)	(13,003,581)	80,699
Net decrease (increase) in call loans and bills bought and others	261,206	(633,599)
Net decrease (increase) in receivables under securities borrowing transactions	(370,559)	(1,438,094)
Net increase (decrease) in call money and bills sold and others	(350,881)	(435,883)
Net increase (decrease) in commercial papers	667,730	119,203
Net increase (decrease) in payables under securities lending transactions	2,657,417	(3,446,893)
Net decrease (increase) in foreign exchanges (assets)	(137,770)	380,193
Net increase (decrease) in foreign exchanges (liabilities)	375,867	544,080
Net increase (decrease) in short-term bonds payable	353,597	(37,019)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	906,637	649,951
Net increase (decrease) in due to trust accounts	1,238,144	10,112,737
Interest income (cash basis)	2,917,319	2,897,378
Interest expenses (cash basis)	(636,368)	(654,026)
Others	(26,303)	175,151

Sub-total	(1,658,147)	7,245,155

Income taxes	(463,446)	(537,036)
Refund of income taxes	25,845	46,308

Net cash provided by (used in) operating activities	(2,095,748)	6,754,428

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2015	March 31, 2016
Cash flows from investing activities:
Purchases of securities	(138,305,190)	(86,422,400)
Proceeds from sales of securities	110,348,143	60,274,528
Proceeds from redemption of securities	34,682,841	28,452,434
Increase in money held in trust	(479,026)	(641,740)
Decrease in money held in trust	576,140	672,854
Purchases of tangible fixed assets	(176,368)	(116,931)
Purchases of intangible fixed assets	(223,581)	(231,615)
Proceeds from sales of tangible fixed assets	12,393	35,494
Proceeds from sales of intangible fixed assets	19	166
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(1,015)	—
Increase related to purchases of subsidiaries’ equity affecting the scope of consolidation	—	218,639
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	67,952	—
Others	(619)	(1,221)

Net cash provided by (used in) investing activities	6,501,689	2,240,209

Cash flows from financing activities:
Increase in subordinated borrowings	55,000	38,000
Decrease in subordinated borrowings	(74,800)	(92,500)
Increase in subordinated bonds payable and bonds with warrants	190,000	793,218
Decrease in subordinated bonds payable and bonds with warrants	(284,324)	(294,460)
Proceeds from issuance of common stock to non-controlling shareholders	2,949	1,081
Decrease in redemption of preferred stocks	(137,400)	—
Dividend paid by MUFG	(263,978)	(251,497)
Dividend paid by subsidiaries to non-controlling shareholders	(106,964)	(94,825)
Repayments to non-controlling shareholders	(17,602)	—
Purchases of treasury stock	(490,044)	(200,053)
Proceeds from sales of treasury stock	2	1
Decrease related to purchases of subsidiaries’ equity not affecting the scope of consolidation	(29,463)	(4,572)
Others	4	3

Net cash provided by (used in) financing activities	(1,156,621)	(105,602)

Effect of foreign exchange rate changes on cash and cash equivalents	252,797	(115,214)

Net increase (decrease) in cash and cash equivalents	3,502,117	8,773,820

Cash and cash equivalents at the beginning of the period	6,487,918	9,990,035

Cash and cash equivalents at the end of the period	9,990,035	18,763,856

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

Not applicable

(Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements)

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 224

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

(Changes in the scope of consolidation)

In the current fiscal year, Mitsubishi UFJ Capital V, Limited Partnership and 12 other companies were newly consolidated following new establishments or for other reasons.

In the current fiscal year, Mitsubishi UFJ Venture Fund II, Limited Partnership and 14 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities not Accounted for as Subsidiaries even though MUFG owns the Majority of Voting Rights:

Hygeia Co., Ltd.

OiDE CapiSEA, Inc.

These were not treated as subsidiaries because Hygeia was established as a property management agent for a land trust project without any intent to control, or because OiDE CapiSEA, Inc. was established as ownership to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

2.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Affiliates Accounted for under the Equity Method: 65

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(Changes in the scope of application of the equity method)

In current fiscal year, GOLDEN ASIA FUND II, L.P. and 2 other companies were newly included in the scope of application of the equity method following new establishments.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of their Voting Rights:

TECHTOM Ltd.

Osteopharma Inc.

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co.,Ltd.

Fun Place Co.,Ltd.

AKITAYA Co,.Ltd.

These were not treated as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses, without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

August 31:	1	subsidiary
October 31:	1	subsidiary
December 31:	140	subsidiaries
January 24:	17	subsidiaries
March 31:	65	subsidiaries

(2)	A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of February 29.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect the significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Accounting Policies

(1)	Trading Assets and Trading Liabilities; Trading Income and Expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income on a trade-date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving average method. Other securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed using the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(B)	Securities that are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (other than trading purposes) are calculated primarily based on fair value.

Mitsubishi UFJ Financial Group, Inc.

(4)	Depreciation and Amortization of Fixed Assets

(A)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings:             15 to 50 years

Equipment:            2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(B)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(C)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide an allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been written-off. The total amount of write-offs was ¥397,076 million.

Mitsubishi UFJ Financial Group, Inc.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the estimated amount of benefits.

(10)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as Super IC Card) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(11)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance -sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past and pending claims.

(12)	Reserves under Special Laws

Reserves under special laws represent the reserve for contingent liabilities from financial instrument transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and Article 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(13)	Retirement Benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the current fiscal year is determined using the benefit formula basis.

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, starting from the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(14)	Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation for lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and other securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to other securities (other than bonds) denominated in foreign currencies.

Mitsubishi UFJ Financial Group, Inc.

(C)	Hedge Accounting for Stock Price Fluctuation Risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(D)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third-party transactions.

(17)	Amortization Method and Amortization Period of Goodwill

Goodwill is primarily amortized using the straight-line method over 20 years starting from the period of the acquisition. Other goodwill with insignificant balances is expensed as incurred.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of Consolidated Taxation System

MUFG and some of its domestic consolidated subsidiaries adopt the consolidated taxation system.

(21)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or Accounting Principles Generally Accepted in the United States (“U.S. GAAP”).

If they are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

(Changes in Method of Presentation)

Change in presentation for “Net income,” etc. as well as change in presentation from “Minority interests” to “Non-controlling interests” has been carried out, in compliance with the provisions, etc. in Article 39 of the “Revised Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22 issued on September 13, 2013).

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Balance Sheet)

1.	Securities include ¥2,559,559 million in stock and ¥29,730 million in investments of affiliates.

2.	For borrowed securities under securities borrowing transactions and securities purchased under resale agreements which were permissible to be sold or re-pledged without restrictions, ¥12,388,598 million of such securities were re-pledged, ¥222,362 million were re-loaned and ¥3,091,874 million were held by MUFG as of the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥54,913 million.

Non-accrual delinquent loans: ¥1,110,576 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥51,620 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥438,767 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,655,877 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥1,088,768 million.

8.	Assets pledged as collateral were as follows:

Cash and due from banks	¥6,194 million
Trading assets	¥125,562 million
Securities	¥2,843,706 million
Loans and bills discounted	¥7,587,495 million

Mitsubishi UFJ Financial Group, Inc.

Liabilities related to pledged assets were as follows:

Deposits	¥755,683 million
Trading liabilities	¥25,015 million
Borrowed money	¥9,323,452 million
Bonds payable	¥19,301 million
Acceptances and guarantees	¥130,389 million

In addition to the items listed above, ¥3,425 million of cash and due from banks, ¥792,042 million of monetary claims bought, ¥273,007 million of trading assets, ¥7,231,961 million of securities, and ¥11,285,082 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥1,718,168 million of trading assets and ¥14,804,600 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥13,081,752 million and ¥3,069,990 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The total face value of bills of exchange rediscounted was ¥8,860 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥88,241,307 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,218,922 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥91,132 million.

13.	Borrowed money included ¥616,500 million of subordinated borrowings.

14.	Bonds payable included ¥2,579,457 million of subordinated bonds.

15.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥7,111,058 million.

16.	With regard to bonds and other securities in “Securities,” guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥580,398 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥230,415 million of equity in gains of the equity method investees and ¥145,347 million of gains on sales of equity securities.

2.	“Other ordinary expenses” included ¥143,946 million of write-offs of loans and ¥101,239 million of provision for reserve for contingent losses.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares

	(Thousand shares)
	Number of shares as of April 1, 2015	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2016	Note
Outstanding shares
Common stock	14,168,853	—	—	14,168,853
Total	14,168,853	—	—	14,168,853
Treasury stock
Common stock	151,014	232,946	3,706	380,255	Note
Total	151,014	232,946	3,706	380,255

(Note)	Increase in the number of common stock held in treasury by 232,946 thousand shares was mainly due to the acquisition pursuant to the provisions of Articles of Incorporation, repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit, and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 3,706 thousand shares was mainly due to delivery of shares for exercising stock options, sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, and a decrease in the number of shares held by affiliates accounted for under the equity method.

2.	Information regarding Subscription Rights to Shares

Issuer	Type of subscription rights to shares	Type of stock to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2016 (in millions of yen)
			As of April 1, 2015	Increase	Decrease	As of March 31, 2016
MUFG	Stock options	—	—	—	—	—	8,260
Total		—	—	—	—	—	8,260

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2016

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 25, 2015	Common stock	126,179	9	March 31, 2015	June 25, 2015
Meeting of Board of Directors on November 13, 2015	Common stock	125,212	9	September 30, 2015	December 4, 2015

(B)	Dividends with Record Dates on or before March 31, 2016 and Effective Dates after March 31, 2016

The following matters relating to dividends are planned to be brought up at the Annual General Meeting of Shareholders scheduled to be held on June 29, 2016.

Date of approval (scheduled)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2016 (tentative)	Common stock	124,116	Retained earnings	9	March 31, 2016	June 29, 2016

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

As of March 31, 2016

Cash and due from banks on the consolidated balance sheet:	¥ 49,158,293 million
Time deposits and negotiable certificates of deposit in other banks:	(¥30,394,436 million	)

Cash and cash equivalents:	¥ 18,763,856 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Disclosure on the Fair Value and Other Matters of Financial Instruments

(1)	The following table summarizes the amount stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2016 together with their differences.

Note that the following table does not include non-listed equity securities and certain other securities of which fair value is extremely difficult to determine.

	(in millions of yen)
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	49,158,293	49,158,293	—
(2) Call loans and bills bought	660,015	660,015	—
(3) Receivables under resale agreements	7,466,633	7,466,633	—
(4) Receivables under securities borrowing transactions	6,041,983	6,041,983	—
(5) Monetary claims bought (*1)	4,733,393	4,730,669	(2,723)
(6) Trading assets	4,569,638	4,569,638	—
(7) Money held in trust	679,678	679,243	(435)
(8) Securities
Debt securities being held to maturity	2,334,278	2,399,033	64,754
Other securities	64,843,522	64,843,522	—
(9) Loans and bills discounted	113,756,325
Allowance for credit losses (*1)	(921,546)

	112,834,779	114,507,040	1,672,261

(10) Foreign exchanges (*1)	1,792,888	1,792,888	—

Total assets	255,115,104	256,848,961	1,733,857

(1) Deposits	160,965,056	161,003,509	38,452
(2) Negotiable certificates of deposit	11,591,578	11,596,148	4,569
(3) Call money and bills sold	1,360,238	1,360,238	—
(4) Payables under repurchase agreements	23,515,240	23,515,240	—
(5) Payables under securities lending transactions	4,710,407	4,710,407	—
(6) Commercial papers	2,292,282	2,292,282	—
(7) Trading liabilities	1,655,277	1,655,277	—
(8) Borrowed money	12,482,277	12,527,811	45,533
(9) Foreign exchanges	2,054,937	2,054,937	—
(10) Short-term bonds payable	752,492	752,492	—
(11) Bonds payable	9,190,542	9,342,105	151,563
(12) Due to trust accounts	13,296,033	13,296,033	—

Total liabilities	243,866,364	244,106,483	240,118

Derivative transactions (*2)
Activities not qualifying for hedge accounting	345,179	345,179	—
Activities qualifying for hedge accounting	513,695	513,695	—

Total derivative transactions	858,875	858,875	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

(2)	The following table summarizes financial instruments on the consolidated balance sheet whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

(in millions of yen)
Category	Carrying amount
(1) Non-listed equity securities (*1) (*2)	196,345
(2) Investments in partnerships and others (*2) (*3)	59,513
(3) Others (*2)	966
Total	256,825

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥15,378 million was recorded in the current fiscal year.
(*3)	Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2016)

(in millions of yen)
Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Trading securities	4,196

2. Debt Securities Being Held to Maturity (as of March 31, 2016)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities of which the fair value exceeds the amount recorded on the consolidated balance sheet	Domestic bonds	1,101,107	1,159,115	58,008
	Government bonds	1,101,107	1,159,115	58,008
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	1,157,524	1,179,101	21,576
	Foreign bonds	714,485	727,290	12,805
	Other	443,039	451,810	8,771
	Subtotal	2,258,631	2,338,216	79,584
Securities of which the fair value does not exceed the amount recorded on the consolidated balance sheet	Domestic bonds	—	—	—
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	1,627,607	1,612,541	(15,066)
	Foreign bonds	518,685	512,627	(6,058)
	Other	1,108,922	1,099,914	(9,007)
	Subtotal	1,627,607	1,612,541	(15,066)
Total		3,886,239	3,950,758	64,518

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2016)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities of which the fair value exceeds the acquisition cost	Domestic equity securities	4,470,335	2,174,567	2,295,767
	Domestic bonds	25,972,881	25,251,159	721,722
	Government bonds	23,143,622	22,511,489	632,132
	Municipal bonds	412,716	401,093	11,623
	Corporate bonds	2,416,542	2,338,575	77,966
	Other securities	24,976,085	24,287,079	689,005
	Foreign equity securities	92,567	57,122	35,445
	Foreign bonds	23,029,536	22,484,665	544,870
	Other	1,853,981	1,745,292	108,689
	Subtotal	55,419,301	51,712,806	3,706,495
Securities of which the fair value does not exceed the acquisition cost	Domestic equity securities	402,877	493,219	(90,342)
	Domestic bonds	4,349,610	4,353,085	(3,475)
	Government bonds	4,112,375	4,112,607	(231)
	Municipal bonds	36,613	36,697	(84)
	Corporate bonds	200,621	203,780	(3,159)
	Other securities	5,346,690	5,474,071	(127,380)
	Foreign equity securities	56,509	68,134	(11,624)
	Foreign bonds	3,620,897	3,654,781	(33,883)
	Other	1,669,284	1,751,156	(81,872)
	Subtotal	10,099,178	10,320,377	(221,198)
Total		65,518,480	62,033,183	3,485,297

(Note)	The total difference amount shown in the table above includes ¥5,480 million revaluation losses of securities by application of the fair value hedge accounting method.

Mitsubishi UFJ Financial Group, Inc.

4.	Other Securities Sold during the Current Fiscal Year (from April 1, 2015 to March 31, 2016)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	226,737	109,614	1,846
Domestic bonds	41,274,799	123,202	29,464
Government bonds	41,035,107	121,845	29,234
Municipal bonds	68,124	293	107
Corporate bonds	171,568	1,063	122
Other securities	18,141,520	183,499	130,113
Foreign equity securities	13,692	1,066	1,164
Foreign bonds	16,918,883	142,276	102,273
Other	1,208,943	40,156	26,674
Total	59,643,057	416,315	161,424

5.	Securities Incurred Impairment Losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain securities of which fair value is extremely difficult to determine) are subject to write-downs when their fair value has been impaired considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥10,351 million consisting of ¥ 10,063 million of impairment losses on equity securities and ¥ 287 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” mean issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuers” mean issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Potentially bankrupt issuers” mean issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close monitoring” mean issuers who are financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuers” mean issuers who do not correspond to any of the four categories of issuers mentioned above.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2016)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Money held in trust for trading purpose	70,196	(222)

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2016)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b)-(a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	46,266	46,761	494	494	—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of the difference between (a) and (b).

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2016)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	563,215	561,853	1,361	1,361	—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2016)

(in millions of yen)
Net unrealized gains (losses) on other securities	3,473,305
Other securities	3,499,436
Money held in trust not for trading purpose or being held to maturity	1,361
Reclassification from “Other securities” to “Debt securities being held to maturity”	(27,492)
Deferred tax liabilities	(1,011,562)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	2,461,743
Non-controlling interests	9,785
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	15,098
Total	2,486,627

(Notes)

(1)    “Net unrealized gains (losses) on other securities” shown in the above table excluded ¥5,480 million revaluation losses of securities by application of the fair value hedge accounting method, which were recorded in current earnings.

(2) “Net unrealized gains (losses) on other securities” shown in the above table included ¥8,659 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2016

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	4,033,796	728,186	487,969	509,022	677,339	6,436,315	(721,895)	5,714,419
Interest income	2,323,774	237,123	38,315	196,460	644,809	3,440,483	(671,234)	2,769,248
Investment gains on equity method	25,000	11,020	19,578	195	—	55,794	174,621	230,415
Ordinary income from customers	3,906,856	714,368	411,727	487,845	193,621	5,714,419	—	5,714,419
Ordinary income from internal transactions	126,939	13,818	76,242	21,176	483,718	721,895	(721,895)	—

Segment income (loss)	685,835	160,919	41,926	(26,307)	608,171	1,470,546	(519,143)	951,402

Segment assets	222,797,387	45,685,976	31,021,997	4,249,166	13,344,284	317,098,811	(18,795,913)	298,302,898

Other items
Depreciation	212,656	32,288	20,794	25,256	2,452	293,449	5,077	298,527
Amortization of goodwill	15,943	1,049	2,077	984	—	20,055	(3,124)	16,931
Interest expenses	535,643	83,767	30,912	20,010	32,153	702,486	(46,751)	655,735
Extraordinary gains	36,950	81	—	8	—	37,040	(15,723)	21,316
Extraordinary losses	21,247	2,677	3,596	1,919	91	29,532	32,501	62,033
Impairment losses on fixed assets	11,011	1,605	710	6	81	13,415	—	13,415
Income tax expenses	350,207	66,095	33,329	19,981	(2,590)	467,024	(6,820)	460,204
Unamortized balance of goodwill	258,760	20,520	37,320	6,459	—	323,061	(44,432)	278,628
Investment to companies accounted for under the equity method	282,910	139,749	251,025	5,016	823,721	1,502,423	1,086,866	2,589,290
Increases in tangible and intangible fixed assets	223,441	51,035	48,147	28,606	5,938	357,169	—	357,169

(Notes)	(1)	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
	(2)	“Others” includes MUFG.
	(3)	Segment income for “Others” includes ¥574,251 million of dividends from MUFG’s subsidiaries and affiliates.
	(4)	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
	(5)	Segment income (loss) adjustments include minus ¥721,513 million elimination of internal transactions, as well as ¥202,369 million comprising investment gains (losses) on equity method, amortization of goodwill, tax expenses, and profits attributable to non-controlling interests that are not attributable to specific segments.
	(6)	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
	(7)	Adjustments for extraordinary losses include losses on change in equity
	(8)	Segment income (loss) is reconciled to profits attributable to owners of parent in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2016
Net assets per common share	¥1,121.06
Basic earnings per common share	¥68.51
Diluted earnings per common share	¥68.17

(Notes)	(1) Basis for computing basic earnings per common share and diluted earnings per common share is as follows:

		For the fiscal year ended March 31, 2016
Basic earnings per common share
Profits attributable to owners of parent	million yen	951,402
Amounts not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	951,402
Average number of common share outstanding for the fiscal period	thousand shares	13,886,503
Diluted earnings per common share
Adjustments in profits attributable to owners of parent	million yen	(3,539)
Adjustments made to reflect dilutive shares of consolidated subsidiaries and others	million yen	(3,539)
Increase in common share	thousand shares	17,474
Subscription rights to shares	thousand shares	17,474
Antidilutive securities which were not included in the calculation of diluted earnings per common share		Subscription rights to shares of affiliates accounted for under the equity method: Morgan Stanley Stock options - 11 million units as of December 31, 2015

(2) Basis for computing net assets per common share is as follows:

		For the fiscal year ended March 31, 2016
Total net assets	million yen	17,386,769
Amounts deducted from total net assets	million yen	1,928,799
Subscription rights to shares	million yen	8,260
Non-controlling interests	million yen	1,920,538
Net assets attributable to common shareholders at the end of the fiscal period	million yen	15,457,970
Number of common stock outstanding at the end of the fiscal period (excluding treasury stock)	thousand shares	13,788,598

Mitsubishi UFJ Financial Group, Inc.

(Significant Subsequent Events)

(Share Acquisition of Security Bank)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, has concluded the Subscription Agreement with Security Bank Corporation (Security Bank), a leading commercial bank in the Philippines on January 14, 2016, and on April 1, 2016, BTMU acquired 20.0% of Security Bank’s newly issued common shares and preferred shares and appointed 2 directors of Security Bank’s Board of Directors (BOD), and Security Bank became an equity method affiliate of BTMU.

1.	Outline of Share Acquisition

(1) Total number of shares acquired:	150,707,778shares of common shares

200,000,000shares of preferred shares

(2) Acquisition rate:	20.0%of Security Bank’s common shares and preferred shares with voting rights

(3) Acquisition Price:	PHP 245 per common share

PHP 0.1 per preferred share

(4) Investment Amount:	PHP 36,943 million

(5) Board Representation:	BTMUhas already appointed 2 directors to the Security Bank’s BOD

2.	Outline of Business Alliance

Leveraging both banks’ expertise and customer base, BTMU will enhance its services offered to the enlarged customer base in the Philippines through promoting the collaboration in the areas described below:

<Main collaboration areas>

(1)	Work-site business to Japanese corporate employees

(2)	Trade Finance

(3)	Project Finance

(4)	Reciprocal long-term funding support

(5)	Capture Japan-related business opportunities including large-size projects Japanese corporates are engaged in

(6)	Exchange of knowledge and technological expertise

(7)	Explore other collaboration areas between MUFG’s key subsidiaries/affiliates companies, including leasing, securities, and asset management.

3.	Overview of Security Bank

(1) Name:	SecurityBank Corporation

(2) Type of business:	CommercialBank

(3) Year of establishment:	1951

(4) Headquarters:	ManilaCity, Republic of the Philippines

(5) Representative:	Mr. Alfonso L. Salcedo, Jr. President and CEO

(6) Capital Stock:	PHP 6,089 million (as of September 30, 2015)

(7) Relationship with MUFG and BTMU:

MUFG and BTMU, on one hand, and Security Bank, on the other, do not have any capital, personal or transactional relationship that are required to be disclosed.

(8) Number of Employees:	4,014(as of December 31, 2014)

(9) Number of branches:	262 (as of January 13, 2016)

Mitsubishi UFJ Financial Group, Inc.

(10)	Business sizes (for the fiscal year ended December 31, 2015)

(in millions of PHP)
Total operating income	18,308
Income before income tax	8,302
Profits attributable to owners of parent	7,536
Total assets	532,200
Net assets	53,214

(Notes)	(1) The amount of “Income before income tax” is the difference between “Total operating income” and “Operating expenses.”
(2) The above figures are based on the Form 17-C of Security Bank prepared in accordance with the Securities Regulation Code of the Philippines.

Mitsubishi UFJ Financial Group, Inc.

(Capital and Business Alliance of Hitachi Capital)

MUFG and Mitsubishi UFJ Lease & Finance Company Limited (MUL), an affiliate accounted for under the equity method of MUFG, has concluded the Share Purchase Agreement to transfer common shares of Hitachi Capital Corporation (Hitachi Capital) held by Hitachi, Ltd. (Hitachi) on May 13, 2016 and the five companies, MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, MUL, Hitachi, and Hitachi Capital have agreed to execute a business alliance as follows. MUFG will acquire 23.0% of Hitachi Capital’s shares, subject to the execution of the definitive agreement on business alliance and approval of relevant regulatory authorities, and will appoint a director of Hitachi Capital’s Board of Directors (BOD). Hitachi Capital will become an equity method affiliate of MUFG.

1.	Outline of Capital Alliance

(1)	Acquisition structure:	MUFG will acquire 26,884,484 shares of Hitachi Capital’s
common shares (23.0%) from Hitachi, the parent company of
Hitachi Capital, through off-market trading and Hitachi
Capital will become an equity method affiliate of MUFG.
In addition, MUFG and MUL signed the
Agreement on Capital Alliance with Hitachi Capital.

(2)	Acquisition Price:	JPY 3,400 in common shares

(3)	Acquisition Amount:	JPY 91,400 million

(4)	Implementation Date:	The transaction is expected to close in August 2016, subject to regulatory approval and other conditions precedents

(5)	Board Representation:	MUFG will appoint a director to the Hitachi Capital’s BOD

2.	Outline of Business Alliance

MUFG, BTMU, MUL, Hitachi, and Hitachi Capital will make a discussion on building an open financial platform, mainly operated by MUL and Hitachi Capital through promoting the collaboration, in order to provide support for infrastructure industry from financial perspective. The areas of main collaboration are as follows:

<Main collaboration areas>

(1)	Environment and energy

(2)	Urban infrastructure and public facilities

(3)	Real estate

(4)	Overseas market mainly in the Americas, ASEAN, and China

3.	Overview of Hitachi Capital

(1)	Name:	Hitachi Capital Corporation

(2)	Type of business:	General leasing business

(3)	Year of establishment:	1957

(4)	Headquarters:	Nishi-Shimbashi Square, 3-1, Nishi Shimbashi 1-chome,
Minato-ku, Tokyo

(5)	Representative:	Mr. Seiji Kawabe President and CEO

(6)	Capital Stock:	JPY 9,983 million (as of March 31, 2016)

(7)	Relationship with MUFG:

MUFG and Hitachi Capital, on the other, do not have any capital, personal or transactional relationship that are required to be disclosed.

(8)	Number of Employees:	5,397 (consolidated, as of March 31, 2015)

Mitsubishi UFJ Financial Group, Inc.

(9)	Business sizes (for the fiscal year ended March 31, 2016)

(in millions of JPY)
Gross profit	130,014
Adjusted operating income	45,230
Net income attributable to owners of the parent	32,694
Total assets	3,081,201
Total equity	347,559

(Notes)	(1)	The amount of “Adjusted operating income” is the difference between “Gross profit” and “Selling, general and administrative expenses.”
	(2)	The above figures are based on the consolidated earnings report of Hitachi Capital prepared in accordance with IFRS.

Mitsubishi UFJ Financial Group, Inc.

6.  Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Current assets:
Cash and due from banks	71,674	160,467
Prepaid expenses	45	117
Deferred tax assets	203	307
Accounts receivable	147,935	63,428
Others	2,249	5,947
Allowance for credit losses	(0)	(1)

Total current assets	222,109	230,267

Fixed assets:
Tangible fixed assets:
Buildings	22	21
Equipment and furniture	380	412

Total tangible fixed assets	402	433

Intangible fixed assets:
Trademarks	72	136
Software	8,302	9,207
Lease assets	59	38
Others	1	1

Total intangible fixed assets	8,436	9,384

Investments and other assets:
Investments in subsidiaries and affiliates	10,186,842	10,186,842
Long-term loans receivable from subsidiaries and affiliates	190,000	1,586,400
Deferred tax assets	38,412	30,523
Others	172	172
Allowance for credit losses	(114)	(793)

Total investments and other assets	10,415,313	11,803,145

Total fixed assets	10,424,152	11,812,962

Total assets	10,646,262	12,043,230

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Liabilities:
Current liabilities:
Short-term borrowings	1,824,447	1,703,000
Lease liabilities	21	20
Accounts payable	16,346	9,782
Accrued expenses	2,324	5,985
Income taxes payable	67	1,415
Deposits received	143	142
Reserve for bonuses	422	569
Reserve for bonuses to directors	51	105
Others	1	0

Total current liabilities	1,843,826	1,721,022

Fixed liabilities:
Bonds payable	440,500	1,798,024
Long-term borrowings	—	38,000
Long-term borrowings from subsidiaries and affiliates	3,938	3,826
Lease liabilities	34	14
Others	11	11

Total fixed liabilities	444,484	1,839,877

Total liabilities	2,288,311	3,560,900

Net assets:
Shareholders’ equity:
Capital stock	2,141,513	2,141,513
Capital surplus:
Capital reserve	2,141,524	2,141,524
Other capital surplus	1,470,006	1,468,824

Total capital surplus	3,611,530	3,610,348

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,682,257	2,976,603

Total retained earnings	2,832,257	3,126,603

Treasury stock	(100,147)	(297,385)

Total shareholders’ equity	8,485,153	8,581,079

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(135,474)	(107,010)

Total valuation and translation adjustments	(135,474)	(107,010)

Subscription rights to shares	8,271	8,260

Total net assets	8,357,950	8,482,329

Total liabilities and net assets	10,646,262	12,043,230

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Operating income:
Dividends	563,746	563,953
Management fees from subsidiaries and affiliates	22,059	24,387

Total operating income	585,805	588,340

Operating expenses:
General and administrative expenses	21,411	23,655

Total operating expenses	21,411	23,655

Operating profits	564,394	564,684

Non-operating income:
Interest on deposits	413	8,043
Interest on securities	35	—
Dividends	15,524	10,298
Others	1,042	990

Total non-operating income	17,016	19,331

Non-operating expenses:
Interest on borrowings	13,117	13,701
Interest on bonds payable	15,063	18,410
Provision for allowance for credit losses	114	681
Bonds payable issuance cost	1,193	7,717
Others	230	436

Total non-operating expenses	29,719	40,946

Ordinary profits	551,691	543,069

Extraordinary losses:
Losses on retirement of fixed assets	53	7
Losses on impairment of fixed assets	—	81

Total extraordinary losses	53	88

Income before income taxes	551,637	542,980

Income taxes-current	(16,534)	(2,307)
Income taxes-deferred	14,771	(450)

Total taxes	(1,762)	(2,758)

Net income	553,400	545,738

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2015

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
				Other retained earnings
		Capital reserve	Other capital surplus	Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,024	1,023
Dividends from retained earnings					(263,959)
Net income					553,400
Repurchase of treasury stock
Disposal of treasury stock			0
Retirement of treasury stock			(390,000)
Net changes of items other than shareholders’ equity

Total changes during the period	1,024	1,023	(390,000)	—	289,440

Balance at the end of the period	2,141,513	2,141,524	1,470,006	150,000	2,682,257

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments	Subscription rights to shares	Total net assets
Balance at the beginning of the period	(105)	8,683,707	(69,224)	8,732	8,623,215
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		2,048			2,048
Dividends from retained earnings		(263,959)			(263,959)
Net income		553,400			553,400
Repurchase of treasury stock	(490,045)	(490,045)			(490,045)
Disposal of treasury stock	2	2			2
Retirement of treasury stock	390,000	—			—
Net changes of items other than shareholders’ equity			(66,249)	(461)	(66,711)

Total changes during the period	(100,042)	(198,553)	(66,249)	(461)	(265,264)

Balance at the end of the period	(100,147)	8,485,153	(135,474)	8,271	8,357,950

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2016

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,141,513	2,141,524	1,470,006	150,000	2,682,257
Changes during the period
Dividends from retained earnings					(251,392)
Net income					545,738
Repurchase of treasury stock
Disposal of treasury stock			(1,182)
Net changes of items other than shareholders’ equity

Total changes during the period	—	—	(1,182)	—	294,346

Balance at the end of the period	2,141,513	2,141,524	1,468,824	150,000	2,976,603

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(100,147)	8,485,153	(135,474)	8,271	8,357,950
Changes during the period
Dividends from retained earnings		(251,392)			(251,392)
Net income		545,738			545,738
Repurchase of treasury stock	(200,053)	(200,053)			(200,053)
Disposal of treasury stock	2,815	1,633			1,633
Net changes of items other than shareholders’ equity			28,463	(10)	28,453

Total changes during the period	(197,237)	95,926	28,463	(10)	124,379

Balance at the end of the period	(297,385)	8,581,079	(107,010)	8,260	8,482,329

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

7. Other

(1)	Changes of Directors, Corporate Auditors and Executive Officers

Please refer to “Directors, Corporate Auditors and Executive Officers, Planned Changes and Candidates” posted on May 16, 2016 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2016

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	4,143,202	4,229,501	(86,298)
Gross profits before credit costs for trust accounts	4,143,202	4,229,030	(85,827)
Net interest income	2,113,564	2,181,637	(68,072)
Trust fees	117,046	111,916	5,130
Credit costs for trust accounts (1)	0	471	(470)
Net fees and commissions	1,320,554	1,308,604	11,950
Net trading profits	306,354	352,950	(46,595)
Net other business profits	285,682	274,393	11,288
Net gains (losses) on debt securities	132,928	115,162	17,766
General and administrative expenses	2,585,279	2,584,104	1,175
Amortization of goodwill	16,931	17,787	(856)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,574,853	1,662,713	(87,859)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,557,922	1,644,925	(87,003)
Provision for general allowance for credit losses (2)	175,712	(86,849)	262,561
Net business profits*	1,733,635	1,558,547	175,087
Net non-recurring gains (losses)	(194,148)	154,454	(348,602)
Credit costs (3)	(491,503)	(141,486)	(350,016)
Losses on loan write-offs	(143,946)	(144,845)	899
Provision for specific allowance for credit losses	(305,131)	17,700	(322,832)
Other credit costs	(42,425)	(14,342)	(28,083)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	1,504	(1,504)
Gains on loans written-off (6)	60,645	64,735	(4,089)
Net gains (losses) on equity securities	88,306	93,109	(4,802)
Gains on sales of equity securities	145,347	114,477	30,870
Losses on sales of equity securities	(31,656)	(16,532)	(15,124)
Losses on write-down of equity securities	(25,384)	(4,836)	(20,548)
Profits (losses) from investments in affiliates	230,415	159,637	70,778
Other non-recurring gains (losses)	(82,012)	(23,045)	(58,967)

Ordinary profits	1,539,486	1,713,001	(173,515)

Net extraordinary gains (losses)	(40,717)	(98,244)	57,527
Net gains (losses) on change in equity	(36,013)	(23,648)	(12,365)
Settlement package	—	(37,097)	37,097
Income before income taxes and others	1,498,769	1,614,757	(115,987)
Income taxes-current	424,814	421,941	2,873
Income taxes-deferred	35,389	45,845	(10,455)
Total taxes	460,204	467,786	(7,582)
Profits	1,038,565	1,146,970	(108,405)
Profits attributable to non-controlling interests	87,162	113,211	(26,048)

Profits attributable to owners of parent	951,402	1,033,759	(82,356)

Note:

* Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(255,145)	(161,624)	(93,520)

Number of consolidated subsidiaries	224	226	(2)
Number of affiliated companies accounted for under the equity method	65	62	3

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	2,395,985	2,482,560	(86,575)
Gross profits before credit costs for trust accounts	2,395,985	2,482,089	(86,104)
Domestic gross profits	1,403,459	1,373,910	29,549
Net interest income	785,955	794,076	(8,121)
Trust fees	90,917	86,728	4,188
Credit costs for trust accounts (1)	0	471	(470)
Net fees and commissions	388,072	411,579	(23,506)
Net trading profits	34,720	21,864	12,856
Net other business profits	103,793	59,660	44,133
Net gains (losses) on debt securities	93,105	47,521	45,584
Non-domestic gross profits	992,525	1,108,650	(116,124)
Net interest income	540,512	614,482	(73,970)
Net fees and commissions	214,689	200,104	14,584
Net trading profits	123,133	131,130	(7,997)
Net other business profits	114,191	162,931	(48,740)
Net gains (losses) on debt securities	29,423	62,193	(32,769)
General and administrative expenses	1,314,796	1,360,202	(45,406)
Personnel expenses	485,797	525,372	(39,575)
Non-personnel expenses	756,043	757,409	(1,365)
Taxes	72,955	77,421	(4,465)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,081,189	1,121,886	(40,697)
Provision for general allowance for credit losses (2)	208,285	(96,146)	304,432
Net business profits	1,289,474	1,026,211	263,263
Net non-recurring gains (losses)	(219,230)	86,500	(305,730)
Credit costs (3)	(332,201)	1,410	(333,612)
Losses on loan write-offs	(43,430)	(40,366)	(3,064)
Provision for specific allowance for credit losses	(248,863)	56,970	(305,834)
Other credit costs	(39,907)	(15,193)	(24,714)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	36	4,259	(4,223)
Gains on loans written-off (6)	20,122	18,854	1,267
Net gains (losses) on equity securities	76,933	63,059	13,873
Gains on sales of equity securities	134,500	83,418	51,082
Losses on sales of equity securities	(32,994)	(14,482)	(18,511)
Losses on write-down of equity securities	(24,573)	(5,875)	(18,697)
Other non-recurring gains (losses)	15,879	(1,083)	16,963

Ordinary profits	1,070,243	1,112,711	(42,467)

Net extraordinary gains (losses)	33,071	(51,038)	84,109
Net gains (losses) on disposition of fixed assets	9,387	(5,014)	14,401
Losses on impairment of fixed assets	(11,100)	(8,926)	(2,173)
Gains on sales of equity securities of subsidiaries	18,319	—	18,319
Dividends from foreign subsidiary due to the organizational restructuring	14,467	—	14,467
Settlement package	—	(37,097)	37,097
Income before income taxes	1,103,314	1,061,672	41,642
Income taxes-current	314,662	332,121	(17,458)
Income taxes-deferred	42,603	17,015	25,588
Total taxes	357,266	349,137	8,129

Net income	746,048	712,535	33,512

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(103,757)	(71,151)	(32,606)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	2,932,824	3,009,471	(76,646)
Net interest income	1,788,159	1,872,860	(84,701)
Trust fees	13,150	12,562	588
Net fees and commissions	717,796	732,803	(15,007)
Net trading profits	135,629	149,311	(13,682)
Net other business profits	278,088	241,932	36,155
Net gains (losses) on debt securities	116,010	119,275	(3,264)
General and administrative expenses	1,743,302	1,780,970	(37,668)
Amortization of goodwill	15,943	16,920	(976)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,205,466	1,245,420	(39,954)
Net business profits before provision for general allowance for credit losses	1,189,522	1,228,500	(38,977)
Provision for general allowance for credit losses (1)	169,662	(83,180)	252,843
Net business profits*	1,359,184	1,145,319	213,865
Net non-recurring gains (losses)	(275,483)	75,880	(351,364)
Credit costs (2)	(413,323)	(78,253)	(335,069)
Losses on loan write-offs	(82,670)	(90,946)	8,276
Provision for specific allowance for credit losses	(288,056)	26,712	(314,768)
Other credit costs	(42,597)	(14,019)	(28,577)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	1,039	(1,039)
Gains on loans written-off (5)	39,170	43,900	(4,730)
Net gains (losses) on equity securities	73,973	62,070	11,903
Gains on sales of equity securities	126,056	77,253	48,802
Losses on sales of equity securities	(28,831)	(11,461)	(17,369)
Losses on write-down of equity securities	(23,252)	(3,722)	(19,529)
Profits (losses) from investments in affiliates	25,000	24,691	308
Other non-recurring gains (losses)	(303)	22,431	(22,735)

Ordinary profits	1,083,701	1,221,200	(137,498)

Net extraordinary gains (losses)	15,702	(68,299)	84,002
Net gains (losses) on disposition of fixed assets	11,006	(1,276)	12,283
Losses on impairment of fixed assets	(11,011)	(4,249)	(6,761)
Net gains (losses) on sales of shares of subsidiaries	15,595	(25,151)	40,746
Settlement package	—	(37,097)	37,097
Income before income taxes and others	1,099,404	1,152,900	(53,496)
Income taxes-current	322,969	327,545	(4,575)
Income taxes-deferred	27,237	19,690	7,547
Total taxes	350,207	347,236	2,971
Profits	749,196	805,663	(56,467)
Profits attributable to non-controlling interests	63,360	74,041	(10,680)

Profits attributable to owners of parent	685,835	731,622	(45,786)

Note:

* Netbusiness profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(204,490)	(116,493)	(87,997)

Number of consolidated subsidiaries	128	130	(2)
Number of affiliated companies accounted for under the equity method	58	58	—

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	2,017,254	2,107,430	(90,175)
Domestic gross profits	1,091,206	1,097,286	(6,079)
Net interest income	701,264	711,957	(10,692)
Net fees and commissions	288,222	315,053	(26,831)
Net trading profits	(1,672)	(5,700)	4,027
Net other business profits	103,392	75,974	27,417
Net gains (losses) on debt securities	84,927	58,753	26,173
Non-domestic gross profits	926,048	1,010,144	(84,095)
Net interest income	461,266	524,537	(63,271)
Net fees and commissions	209,732	198,351	11,380
Net trading profits	138,509	133,322	5,187
Net other business profits	116,540	153,932	(37,391)
Net gains (losses) on debt securities	22,565	58,153	(35,588)
General and administrative expenses	1,129,145	1,175,990	(46,845)
Personnel expenses	415,730	455,664	(39,934)
Non-personnel expenses	648,506	651,529	(3,022)
Amortization of goodwill	293	298	(4)
Taxes	64,907	68,796	(3,888)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	888,403	931,738	(43,334)
Net business profits before provision for general allowance for credit losses	888,109	931,439	(43,330)
Provision for general allowance for credit losses (1)	202,639	(92,159)	294,799
Net business profits	1,090,749	839,280	251,469
Net non-recurring gains (losses)	(227,013)	63,352	(290,365)
Credit costs (2)	(325,772)	(136)	(325,636)
Losses on loan write-offs	(43,410)	(40,251)	(3,158)
Provision for specific allowance for credit losses	(242,455)	54,984	(297,440)
Other credit costs	(39,907)	(14,870)	(25,037)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	3,736	(3,736)
Gains on loans written-off (5)	19,661	17,847	1,814
Net gains (losses) on equity securities	67,816	49,000	18,816
Gains on sales of equity securities	117,940	64,752	53,188
Losses on sales of equity securities	(27,538)	(10,316)	(17,222)
Losses on write-down of equity securities	(22,585)	(5,436)	(17,149)
Other non-recurring gains (losses)	11,281	(7,094)	18,376

Ordinary profits	863,736	902,632	(38,896)

Net extraordinary gains (losses)	20,966	(42,369)	63,335
Net gains (losses) on disposition of fixed assets	10,188	(1,800)	11,989
Losses on impairment of fixed assets	(9,539)	(3,470)	(6,068)
Gains on sales of equity securities of subsidiaries	18,319	—	18,319
Settlement package	—	(37,097)	37,097
Income before income taxes	884,702	860,263	24,438
Income taxes-current	262,781	269,709	(6,928)
Income taxes-deferred	35,854	18,775	17,078
Total taxes	298,635	288,485	10,150

Net income	586,066	571,778	14,288

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(103,471)	(70,712)	(32,758)

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	480,237	460,643	19,593
Gross profits before credit costs for trust accounts	480,236	460,171	20,064
Trust fees	104,043	99,625	4,417
Trust fees before credit costs for trust accounts	104,042	99,154	4,888
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	11,777	7,584	4,193
Other trust fees	92,264	91,570	694
Credit costs for trust accounts (1)	0	471	(470)
Net interest income	153,296	162,690	(9,394)
Net fees and commissions	196,693	174,179	22,514
Net trading profits	25,808	30,034	(4,226)
Net other business profits	395	(5,887)	6,282
Net gains (losses) on debt securities	14,927	(7,192)	22,120
General and administrative expenses	264,440	253,529	10,910
Amortization of goodwill	1,049	1,049	0
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	216,846	207,691	9,154
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	215,796	206,642	9,154
Provision for general allowance for credit losses (2)	5,656	(4,024)	9,681
Net business profits*	221,453	203,088	18,364
Net non-recurring gains (losses)	16,927	34,482	(17,555)
Credit costs (3)	(6,507)	1,491	(7,999)
Losses on loan write-offs	(103)	(158)	55
Provision for specific allowance for credit losses	(6,406)	1,972	(8,379)
Other credit costs	2	(323)	325
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	36	522	(486)
Gains on loans written-off (6)	500	1,049	(548)
Net gains (losses) on equity securities	9,130	15,627	(6,497)
Gains on sales of equity securities	16,573	20,279	(3,706)
Losses on sales of equity securities	(5,455)	(4,166)	(1,289)
Losses on write-down of equity securities	(1,987)	(486)	(1,501)
Profits (losses) from investments in affiliates	11,020	11,583	(563)
Other non-recurring gains (losses)	2,747	4,207	(1,459)

Ordinary profits	238,380	237,570	809

Net extraordinary gains (losses)	(2,459)	853	(3,312)
Net gains (losses) on disposition of fixed assets	(853)	(3,324)	2,470
Losses on impairment of fixed assets	(1,605)	(5,466)	3,860
Gains on change in equity	—	9,643	(9,643)
Income before income taxes and others	235,920	238,424	(2,503)
Income taxes-current	63,529	73,636	(10,107)
Income taxes-deferred	1,925	(3,796)	5,721
Total taxes	65,454	69,840	(4,386)
Profits	170,466	168,583	1,882
Profits attributable to non-controlling interests	10,882	8,810	2,072

Profits attributable to owners of parent	159,583	159,773	(190)

Note:

* Netbusiness profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(314)	(489)	175

Number of consolidated subsidiaries	56	54	2
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2016 (A)	March 31, 2015 (B)
Gross profits	378,730	375,130	3,600
Gross profits before credit costs for trust accounts	378,730	374,659	4,071
Domestic gross profits	312,253	276,624	35,629
Trust fees	90,917	86,728	4,188
Trust fees before credit costs for trust accounts	90,917	86,257	4,659
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	11,777	7,584	4,193
Other trust fees	79,139	78,673	466
Credit costs for trust accounts (1)	0	471	(470)
Net interest income	84,690	82,119	2,571
Net fees and commissions	99,849	96,525	3,324
Net trading profits	36,393	27,564	8,829
Net other business profits	401	(16,314)	16,715
Net gains (losses) on debt securities	8,178	(11,232)	19,410
Non-domestic gross profits	66,477	98,506	(32,028)
Net interest income	79,246	89,944	(10,698)
Net fees and commissions	4,956	1,753	3,203
Net trading profits	(15,376)	(2,191)	(13,184)
Net other business profits	(2,349)	8,999	(11,348)
Net gains (losses) on debt securities	6,858	4,039	2,818
General and administrative expenses	185,651	184,212	1,438
Personnel expenses	70,066	69,708	358
Non-personnel expenses	107,536	105,879	1,657
Taxes	8,047	8,624	(577)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	193,079	190,446	2,632
Provision for general allowance for credit losses (2)	5,645	(3,987)	9,632
Net business profits	198,725	186,930	11,794
Net non-recurring gains (losses)	7,782	23,147	(15,365)
Credit costs (3)	(6,428)	1,547	(7,976)
Losses on loan write-offs	(20)	(115)	94
Provision for specific allowance for credit losses	(6,408)	1,985	(8,393)
Other credit costs	0	(323)	323
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	36	522	(486)
Gains on loans written-off (6)	460	1,007	(546)
Net gains (losses) on equity securities	9,117	14,059	(4,942)
Gains on sales of equity securities	16,559	18,665	(2,105)
Losses on sales of equity securities	(5,455)	(4,166)	(1,289)
Losses on write-down of equity securities	(1,987)	(439)	(1,547)
Other non-recurring gains (losses)	4,597	6,010	(1,412)

Ordinary profits	206,507	210,078	(3,570)

Net extraordinary gains (losses)	12,104	(8,669)	20,774
Net gains (losses) on disposition of fixed assets	(801)	(3,213)	2,412
Losses on impairment of fixed assets	(1,561)	(5,455)	3,894
Dividends from foreign subsidiary due to the organizational restructuring	14,467	—	14,467
Income before income taxes	218,612	201,408	17,203
Income taxes-current	51,881	62,411	(10,530)
Income taxes-deferred	6,749	(1,760)	8,509
Total taxes	58,630	60,651	(2,020)

Net income	159,981	140,757	19,224

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(286)	(438)	151

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Total average interest rate on interest-earning assets (a)	0.62	(0.03)	0.65
Average interest rate on loans and bills discounted (b)	0.92	(0.09)	1.02
Average interest rate on securities	0.75	0.17	0.57
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.67	(0.04)	0.72
Average interest rate on deposits and NCD (d)	0.02	(0.00)	0.03
Average interest rate on other liabilities	0.20	0.03	0.17
Overall interest rate spread (a)-(c)	(0.04)	0.01	(0.06)
Interest rate spread (b)-(d)	0.90	(0.09)	0.99

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.11	(0.08)	1.20
Interest rate spread (e)-(d)	1.08	(0.07)	1.16

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Total average interest rate on interest-earning assets (a)	0.53	(0.01)	0.54
Average interest rate on loans and bills discounted (b)	0.67	(0.08)	0.75
Average interest rate on securities	0.74	0.17	0.56
Total average interest rate on interest-bearing liabilities (c)	0.17	0.00	0.16
Average interest rate on deposits and NCD (d)	0.12	(0.00)	0.13
Overall interest rate spread (a)-(c)	0.36	(0.01)	0.37
Interest rate spread (b)-(d)	0.54	(0.07)	0.61

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.67	(0.08)	0.75
Interest rate spread (e)-(d)	0.54	(0.07)	0.61

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Average interest rate on loans and bills discounted (a)	0.89	(0.09)	0.98
Average interest rate on deposits and NCD (b)	0.04	(0.00)	0.04
Interest rate spread (a)-(b)	0.85	(0.08)	0.94

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.04	(0.08)	1.12
Interest rate spread (c)-(b)	1.00	(0.07)	1.07

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,647.1	6,803.7	11,075.4	19,526.3
Receive-floater/pay-fix	584.9	3,879.5	6,385.8	10,850.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,232.1	10,683.3	17,461.2	30,376.7

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	903.6	5,354.2	10,225.4	16,483.3
Receive-floater/pay-fix	177.7	2,126.7	4,687.8	6,992.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,081.4	7,481.0	14,913.3	23,475.8

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	743.5	1,449.5	850.0	3,043.0
Receive-floater/pay-fix	384.1	1,667.6	1,667.1	3,718.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,127.6	3,117.1	2,517.1	6,761.9

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,886,239	64,518	79,584	15,066	4,133,677	53,728	59,081	5,352
Domestic bonds	1,101,107	58,008	58,008	—	1,126,212	14,556	16,091	1,535
Government bonds	1,101,107	58,008	58,008	—	1,126,212	14,556	16,091	1,535
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,785,132	6,510	21,576	15,066	3,007,465	39,172	42,990	3,817
Foreign bonds	1,233,171	6,746	12,805	6,058	1,006,421	15,813	17,244	1,431
Other	1,551,961	(236)	8,771	9,007	2,001,043	23,359	25,745	2,386

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	65,518,480	3,485,297	3,706,495	221,198	69,336,270	4,133,200	4,244,272	111,071
Domestic equity securities	4,873,212	2,205,424	2,295,767	90,342	5,721,393	2,930,019	2,969,586	39,566
Domestic bonds	30,322,492	718,247	721,722	3,475	36,520,219	326,376	331,539	5,163
Government bonds	27,255,998	631,901	632,132	231	34,084,434	273,479	274,856	1,377
Municipal bonds	449,330	11,539	11,623	84	188,316	5,374	5,441	67
Corporate bonds	2,617,163	74,806	77,966	3,159	2,247,468	47,522	51,241	3,718
Other	30,322,776	561,624	689,005	127,380	27,094,657	876,804	943,146	66,341
Foreign equity securities	149,076	23,820	35,445	11,624	191,401	58,466	59,040	574
Foreign bonds	26,650,433	510,987	544,870	33,883	22,564,990	597,340	623,146	25,805
Other	3,523,265	26,816	108,689	81,872	4,338,265	220,996	260,958	39,961

Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,981,410	9,274,701	6,863,891	4,303,854	13,171,744	14,958,317	6,169,701	3,346,807
Government bonds	10,790,809	8,548,655	5,759,365	3,258,275	12,937,240	14,021,104	5,720,272	2,532,029
Municipal bonds	10,160	106,931	328,008	4,229	8,288	109,919	69,720	388
Corporate bonds	180,440	619,115	776,517	1,041,348	226,215	827,293	379,707	814,390
Other	3,449,249	10,424,437	9,930,271	6,671,410	3,205,730	8,992,502	8,998,103	6,001,088
Foreign bonds	3,377,182	9,871,390	8,424,741	6,192,264	2,897,339	8,048,236	7,581,013	5,023,170
Other	72,067	553,047	1,505,530	479,146	308,390	944,265	1,417,090	977,917
Total	14,430,659	19,699,139	16,794,162	10,975,265	16,377,474	23,950,819	15,167,804	9,347,895

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,653,043	57,771	66,779	9,007	3,102,252	37,860	41,782	3,921
Stocks of subsidiaries and affiliates	843,460	(91,424)	29,661	121,086	865,646	206,054	214,537	8,482

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	44,773,389	2,531,495	2,713,435	181,940	48,785,016	3,073,221	3,144,265	71,043
Domestic equity securities	3,943,763	1,661,719	1,751,653	89,934	4,673,946	2,291,397	2,329,749	38,351
Domestic bonds	23,353,550	619,996	621,020	1,024	29,967,153	275,064	277,934	2,870
Other	17,476,076	249,779	340,761	90,981	14,143,916	506,759	536,580	29,821
Foreign equity securities	142,546	18,227	29,916	11,688	178,531	53,595	53,975	380
Foreign bonds	15,024,229	279,857	285,357	5,500	10,872,292	352,571	357,787	5,215
Other	2,309,300	(48,305)	25,487	73,792	3,093,093	100,591	124,817	24,225
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	9,503,563	5,596,113	5,325,107	4,029,848	12,326,240	10,215,947	5,198,489	3,327,684
Government bonds	9,377,044	4,996,212	4,581,169	3,029,462	12,140,028	9,488,185	4,809,644	2,515,940
Municipal bonds	10,160	106,842	292,183	329	8,288	109,795	69,720	348
Corporate bonds	116,358	493,058	451,754	1,000,056	177,923	617,966	319,124	811,396
Other	2,072,496	5,953,081	6,055,164	2,948,188	1,882,058	3,802,126	5,557,515	2,548,304
Foreign bonds	1,851,875	5,671,608	4,823,497	2,659,161	1,582,064	3,197,740	4,265,657	1,805,117
Other	220,621	281,472	1,231,667	289,026	299,994	604,385	1,291,857	743,186
Total	11,576,060	11,549,194	11,380,271	6,978,036	14,208,298	14,018,074	10,756,005	5,875,988

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	—	—	—	—	24,978	54	54	—
Stocks of subsidiaries and affiliates	57,771	50,968	51,070	102	57,771	133,960	134,064	104

	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	17,108,424	873,305	899,752	26,447	16,903,411	966,807	988,212	21,404
Domestic equity securities	974,012	470,438	484,778	14,340	1,081,815	556,050	563,430	7,380
Domestic bonds	7,013,586	98,263	100,843	2,580	6,479,441	50,320	52,709	2,389
Other	9,120,825	304,604	314,131	9,526	9,342,154	360,436	372,071	11,634
Foreign equity securities	51	26	26	0	36	24	24	—
Foreign bonds	8,367,901	228,667	235,989	7,322	8,455,745	243,361	244,759	1,397
Other	752,872	75,910	78,114	2,204	886,372	117,050	127,287	10,236
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2016				As of March 31, 2015
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,406,286	3,784,586	1,548,706	274,006	690,184	4,813,751	981,359	19,123
Government bonds	1,342,229	3,658,650	1,178,195	228,813	646,795	4,617,073	910,789	16,089
Municipal bonds	—	88	35,825	3,900	—	123	—	40
Corporate bonds	64,057	125,847	334,685	41,292	43,389	196,555	70,570	2,994
Other	809,569	3,407,239	3,072,071	1,445,720	633,296	4,060,046	2,863,534	1,276,777
Foreign bonds	774,774	3,145,573	3,021,564	1,425,989	632,681	3,739,713	2,822,844	1,260,506
Other	34,795	261,666	50,507	19,731	615	320,333	40,689	16,271
Total	2,215,856	7,191,826	4,620,778	1,719,726	1,323,481	8,873,798	3,844,893	1,295,900

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
ROE	7.63	(1.11)	8.74

Note:

ROE is computed as follows:

Profits attributable to owners of parent - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)	As of September 30, 2015
(1) Total capital ratio (4)/(7)	16.01%	0.38%	15.62%	15.69%
(2) Tier 1 capital ratio (5)/(7)	13.24%	0.66%	12.58%	12.73%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.63%	0.53%	11.09%	11.23%
(4) Total capital	17,941.8	389.4	17,552.3	17,562.8
(5) Tier 1 capital	14,839.2	708.9	14,130.3	14,254.1
(6) Common Equity Tier 1 capital	13,039.8	573.2	12,466.6	12,571.9
(7) Risk weighted assets	112,064.3	(250.9)	112,315.2	111,925.3
(8) Required Capital (7)×8%	8,965.1	(20.0)	8,985.2	8,954.0

BTMU Consolidated	(in billions of yen)
	As of March 31, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)	As of September 30, 2015
(1) Total capital ratio (4)/(7)	15.66%	0.20%	15.45%	15.30%
(2) Tier 1 capital ratio (5)/(7)	12.71%	0.50%	12.21%	12.15%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.08%	0.30%	10.77%	10.70%
(4) Total capital	14,013.2	282.5	13,730.7	13,622.3
(5) Tier 1 capital	11,375.2	526.3	10,848.8	10,821.3
(6) Common Equity Tier 1 capital	9,917.7	345.8	9,571.8	9,530.0
(7) Risk weighted assets	89,456.6	640.9	88,815.6	89,005.4
(8) Required Capital (7)×8%	7,156.5	51.2	7,105.2	7,120.4

MUTB Consolidated	(in billions of yen)
	As of March 31, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)	As of September 30, 2015
(1) Total capital ratio (4)/(7)	19.97%	0.81%	19.15%	18.99%
(2) Tier 1 capital ratio (5)/(7)	16.82%	1.56%	15.26%	15.59%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.01%	1.30%	14.70%	15.08%
(4) Total capital	2,371.0	34.3	2,336.7	2,280.1
(5) Tier 1 capital	1,996.6	135.1	1,861.4	1,871.5
(6) Common Equity Tier 1 capital	1,900.6	107.0	1,793.5	1,811.0
(7) Risk weighted assets	11,868.3	(328.7)	12,197.0	12,001.8
(8) Required Capital (7)×8%	949.4	(26.2)	975.7	960.1

BTMU Non-consolidated	(in billions of yen)
	As of March 31, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)	As of September 30, 2015
(1) Total capital ratio (4)/(7)	17.51%	0.47%	17.03%	16.79%
(2) Tier 1 capital ratio (5)/(7)	14.25%	0.87%	13.38%	13.28%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.30%	0.54%	11.76%	11.67%
(4) Total capital	12,833.3	366.3	12,466.9	12,365.0
(5) Tier 1 capital	10,446.7	654.8	9,791.8	9,777.6
(6) Common Equity Tier 1 capital	9,019.4	408.2	8,611.2	8,598.2
(7) Risk weighted assets	73,277.9	101.4	73,176.5	73,623.9
(8) Required Capital (7)×8%	5,862.2	8.1	5,854.1	5,889.9

MUTB Non-consolidated	(in billions of yen)
	As of March 31, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)	As of September 30, 2015
(1) Total capital ratio (4)/(7)	21.08%	1.97%	19.11%	18.90%
(2) Tier 1 capital ratio (5)/(7)	17.45%	2.59%	14.86%	15.03%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.58%	2.27%	14.31%	14.53%
(4) Total capital	2,358.7	39.7	2,318.9	2,239.7
(5) Tier 1 capital	1,952.9	149.3	1,803.5	1,781.4
(6) Common Equity Tier 1 capital	1,855.5	119.1	1,736.4	1,721.5
(7) Risk weighted assets	11,188.1	(945.8)	12,133.9	11,846.9
(8) Required Capital (7)×8%	895.0	(75.6)	970.7	947.7

Note:

(1)    Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

(2)    The risk-adjusted capital ratios and other related amounts in the tables above as of September 30, 2015 and prior dates reflect corrections of errors discovered in the risk weighting applied to certain assets, mostly residential mortgage loans, and certain other adjustments made under Basel I standards to obtain amounts that were used for floor adjustments in determining the amounts of risk-weighted assets under Basel III standards.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2016 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	54,913	0.04%	23,586	0.02%	31,326	0.02%
Non-accrual delinquent loans	1,110,576	0.97%	811,478	0.74%	299,098	0.23%
Accruing loans contractually past due 3 months or more	51,620	0.04%	51,034	0.04%	585	(0.00)%
Restructured loans	438,767	0.38%	653,839	0.59%	(215,072)	(0.21)%
Total risk monitored loans	1,655,877	1.45%	1,539,939	1.40%	115,938	0.04%
Total loans and bills discounted	113,756,325		109,368,340		4,387,985

Written-off	397,076		478,168		(81,091)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2016 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,057,585	63.86%	995,784	64.66%	61,801	(0.79)%
General allowance for credit losses	571,689		766,272		(194,583)
Specific allowance for credit losses	485,577		228,297		257,280
Allowance for credit to specific foreign borrowers	318		1,214		(896)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	1,177,149	1,242,070	(64,921)
Overseas	478,728	297,868	180,859
Asia	145,343	108,805	36,537
Indonesia	7,451	4,348	3,102
Singapore	18,414	1,082	17,332
Thailand	93,510	88,049	5,461
China	3,488	110	3,377
Other	22,477	15,214	7,263
Americas	199,432	100,784	98,648
Europe, Middle East and Other	133,952	88,279	45,672

Total	1,655,877	1,539,939	115,938

Classified by Industry	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	1,177,149	1,242,070	(64,921)
Manufacturing	430,858	346,306	84,552
Construction	20,705	26,871	(6,165)
Wholesale and retail	164,429	211,910	(47,481)
Finance and insurance	1,466	5,681	(4,215)
Real estate, goods rental and leasing	90,620	121,771	(31,151)
Services	67,387	82,905	(15,517)
Other industries	32,828	44,908	(12,080)
Consumer	368,852	401,716	(32,863)
Overseas	478,728	297,868	180,859
Financial institutions	14,361	8,496	5,865
Commercial and industrial	319,456	120,954	198,502
Other	144,910	168,418	(23,508)

Total	1,655,877	1,539,939	115,938

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2016 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	46,057	0.05%	14,913	0.01%	31,143	0.03%
Non-accrual delinquent loans	851,173	0.98%	606,554	0.73%	244,618	0.24%
Accruing loans contractually past due 3 months or more	54,585	0.06%	55,538	0.06%	(953)	(0.00)%
Restructured loans	276,441	0.31%	483,795	0.58%	(207,354)	(0.26)%
Total risk monitored loans	1,228,257	1.41%	1,160,802	1.40%	67,454	0.01%
Total loans and bills discounted	86,691,727		82,740,384		3,951,342

Written-off	309,542		340,284		(30,741)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2016 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	665,588	54.18%	644,579	55.52%	21,008	(1.33)%
General allowance for credit losses	290,081		492,721		(202,639)
Specific allowance for credit losses	375,188		150,643		224,544
Allowance for credit to specific foreign borrowers	318		1,214		(896)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	972,296	1,034,888	(62,592)
Overseas	255,960	125,913	130,047
Asia	44,823	16,510	28,313
Indonesia	2,979	1,397	1,582
Singapore	18,414	—	18,414
Thailand	—	—	—
China	3,380	—	3,380
Other	20,048	15,113	4,935
Americas	77,184	21,123	56,061
Europe, Middle East and Other	133,952	88,279	45,672

Total	1,228,257	1,160,802	67,454

Classified by Industry

	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	972,296	1,034,888	(62,592)
Manufacturing	405,969	326,239	79,730
Construction	20,003	26,136	(6,132)
Wholesale and retail	162,914	207,464	(44,549)
Finance and insurance	1,443	5,374	(3,931)
Real estate	79,324	106,276	(26,952)
Goods rental and leasing	2,720	4,914	(2,193)
Services	67,072	82,495	(15,422)
Other industries	32,500	44,024	(11,523)
Consumer	200,346	231,963	(31,617)
Overseas	255,960	125,913	130,047
Financial institutions	14,290	7,298	6,991
Commercial and industrial	181,531	40,586	140,945
Other	60,138	78,029	(17,890)

Total	1,228,257	1,160,802	67,454

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2016 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	526	0.00%	476	0.00%	50	0.00%
Non-accrual delinquent loans	32,576	0.24%	23,093	0.18%	9,482	0.06%
Accruing loans contractually past due 3 months or more	214	0.00%	405	0.00%	(190)	(0.00)%
Restructured loans	9,886	0.07%	21,460	0.17%	(11,573)	(0.09)%
Total risk monitored loans	43,203	0.32%	45,434	0.36%	(2,231)	(0.03)%
Total loans and bills discounted	13,192,538		12,609,827		582,711

Written-off	7,459		11,918		(4,459)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2016 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	37,084	85.83%	38,549	84.84%	(1,464)	0.99%
General allowance for credit losses	26,355		32,000		(5,645)
Specific allowance for credit losses	10,729		6,548		4,180
Allowance for credit to specific foreign borrowers	0		0		(0)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	43,181	44,340	(1,158)
Overseas	22	1,094	(1,072)
Asia	—	1,082	(1,082)
Indonesia	—	—	—
Singapore	—	1,082	(1,082)
Thailand	—	—	—
China	—	—	—
Other	—	—	—
Americas	22	12	9
Europe, Middle East and Other	—	—	—

Total	43,203	45,434	(2,231)

Classified by Industry	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	43,181	44,340	(1,158)
Manufacturing	24,857	20,036	4,821
Construction	684	714	(30)
Wholesale and retail	1,353	4,254	(2,901)
Finance and insurance	—	282	(282)
Real estate	8,524	10,480	(1,955)
Goods rental and leasing	—	—	—
Services	296	385	(88)
Other industries	322	878	(556)
Consumer	7,143	7,308	(165)
Overseas	22	1,094	(1,072)
Financial institutions	—	1,082	(1,082)
Commercial and industrial	—	—	—
Other	22	12	9

Total	43,203	45,434	(2,231)

16

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2016 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	11	0.04%	3	0.01%	7	0.03%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	5	0.02%	165	0.61%	(159)	(0.58)%
Restructured loans	606	2.62%	751	2.78%	(145)	(0.15)%
Total risk monitored loans	623	2.69%	921	3.41%	(297)	(0.71)%
Total loans and bills discounted	23,111		27,008		(3,896)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	69	81	(11)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	623	921	(297)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	564	688	(123)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	59	232	(173)

Total	623	921	(297)

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					118,819		89,866	28,952
Doubtful					846,495		571,436	275,058
Special Attention					341,635		561,985	(220,350)
Non Performing Loans (1)					1,306,950		1,223,289	83,661

Normal					108,009,909		104,112,357	3,897,552
Total					109,316,859		105,335,646	3,981,213

Non Performing Loans / Total					1.19%		1.16%	0.03%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,096,492		940,856	155,636
Allowance for credit losses					461,495		321,940	139,555
Collateral, guarantees, etc.					634,997		618,916	16,081

Coverage ratio (2) / (1)					83.89%		76.91%	6.98%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	118,819		17,327		101,491			100.00%
	[89,866	]	[1,191	]	[88,674	]		[100.00%]
Doubtful	846,495		355,601		348,378			83.16%
	[571,436	]	[153,008	]	[300,448	]		[79.35%]
Special Attention	341,635		88,566		185,127			80.11%
	[561,985	]	[167,740	]	[229,792	]		[70.73%]
Total	1,306,950		461,495		634,997			83.89%
	[1,223,289	]	[321,940	]	[618,916	]		[76.91%]
Note: The upper figures are as of March 31, 2016. The lower figures with brackets are as of March 31, 2015. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic					1,043,076		1,091,554	(48,477)
Manufacturing					446,091		347,914	98,176
Construction					20,787		26,937	(6,150)
Wholesale and retail					172,559		216,734	(44,174)
Finance and insurance					2,777		7,279	(4,501)
Real estate					88,661		118,470	(29,809)
Goods rental and leasing					2,722		4,922	(2,199)
Services					67,852		83,500	(15,647)
Other industries					33,701		45,901	(12,200)
Consumer					207,921		239,892	(31,970)
Overseas					263,873		131,735	132,138
Financial institutions					14,290		8,380	5,909
Commercial and industrial					189,422		45,312	144,109
Other					60,160		78,041	(17,880)
Total					1,306,950		1,223,289	83,661

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	116,853	87,955	28,897
Doubtful	815,231	549,635	265,596
Special Attention	331,026	539,334	(208,307)
Non Performing Loans (1)	1,263,111	1,176,925	86,186

Normal	94,370,441	91,117,065	3,253,375
Total	95,633,552	92,293,991	3,339,561

Non Performing Loans / Total	1.32%	1.27%	0.04%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,059,742	905,598	154,143
Allowance for credit losses	447,041	308,487	138,553
Collateral, guarantees, etc.	612,701	597,111	15,590

Coverage ratio (2) / (1)	83.89%	76.94%	6.95%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	116,853		17,316		99,536		100.00%		100.00%
	[87,955	]	[1,176	]	[86,778	]	[100.00	%]	[100.00	%]
Doubtful	815,231		345,361		331,408		71.38%		83.01%
	[549,635	]	[147,035	]	[288,723	]	[56.35	%]	[79.28	%]
Special Attention	331,026		84,363		181,756		56.51%		80.39%
	[539,334	]	[160,274	]	[221,609	]	[50.44	%]	[70.80	%]
Total	1,263,111		447,041		612,701		68.73%		83.89%
	[1,176,925	]	[308,487	]	[597,111	]	[53.20	%]	[76.94	%]
Note: The upper figures are as of March 31, 2016. The lower figures with brackets are as of March 31, 2015.

(4) Classified by Industry

	(in millions of yen)
	As of March 31, 2016 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	999,259	1,046,284	(47,025)
Manufacturing	421,233	327,878	93,355
Construction	20,103	26,223	(6,120)
Wholesale and retail	171,206	212,480	(41,273)
Finance and insurance	2,777	6,996	(4,218)
Real estate	79,572	107,302	(27,729)
Goods rental and leasing	2,722	4,922	(2,199)
Services	67,556	83,115	(15,558)
Other industries	33,379	45,023	(11,643)
Consumer	200,707	232,343	(31,635)
Overseas	263,851	130,640	133,211
Financial institutions	14,290	7,298	6,991
Commercial and industrial	189,422	45,312	144,109
Other	60,138	78,029	(17,890)
Total	1,263,111	1,176,925	86,186

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					1,954		1,898	55
Doubtful					31,159		21,678	9,481
Special Attention					10,101		21,865	(11,763)
Non Performing Loans (1)					43,215		45,442	(2,227)

Normal					13,616,979		12,969,204	647,775
Total					13,660,195		13,014,647	645,548

Non Performing Loans / Total					0.31%		0.34%	(0.03)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					36,260		34,572	1,688
Allowance for credit losses					14,454		13,453	1,001
Collateral, guarantees, etc.					21,805		21,118	686

Coverage ratio (2) / (1)					83.90%		76.07%	7.82%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	1,954		10		1,943		100.00%	100.00%
	[1,898	]	[14	]	[1,883	]	[100.00%]	[100.00%]
Doubtful	31,159		10,239		16,879		71.70%	87.03%
	[21,678	]	[5,972	]	[11,623	]	[59.40%]	[81.16%]
Special Attention	10,101		4,203		2,982		59.05%	71.14%
	[21,865	]	[7,465	]	[7,611	]	[52.37%]	[68.95%]
Total	43,215		14,454		21,805		67.51%	83.90%
	[45,442	]	[13,453	]	[21,118	]	[55.30%]	[76.07%]
Note: The upper figures are as of March 31, 2016. The lower figures with brackets are as of March 31, 2015. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic					43,193		44,348	(1,154)
Manufacturing					24,857		20,036	4,821
Construction					684		714	(30)
Wholesale and retail					1,353		4,254	(2,901)
Finance and insurance					—		282	(282)
Real estate					8,524		10,480	(1,955)
Goods rental and leasing					—		—	—
Services					296		385	(88)
Other industries					322		878	(556)
Consumer					7,155		7,316	(161)
Overseas					22		1,094	(1,072)
Financial institutions					—		1,082	(1,082)
Commercial and industrial					—		—	—
Other					22		12	9
Total					43,215		45,442	(2,227)

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					11		12	(0)
Doubtful					104		122	(18)
Special Attention					507		786	(278)
Non Performing Loans (1)					623		921	(297)

Normal					22,488		26,086	(3,598)
Total					23,111		27,008	(3,896)

Non Performing Loans / Total					2.69%		3.41%	(0.71)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					490		686	(195)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					490		686	(195)

Coverage ratio (2) / (1)					78.65%		74.50%	4.15%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	11		—		11			100.00%
	[12	]	[—	]	[12	]		[100.00%]
Doubtful	104		—		90			87.31%
	[122	]	[—	]	[101	]		[83.05%]
Special Attention	507		—		387			76.38%
	[786	]	[—	]	[572	]		[72.76%]
Total	623		—		490			78.65%
	[921	]	[—	]	[686	]		[74.50%]
Note: The upper figures are as of March 31, 2016. The lower figures with brackets are as of March 31, 2015.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2016 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic					623		921	(297)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					564		688	(123)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					59		232	(173)
Total					623		921	(297)

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[101.4]		[15.9]	[1.3] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [118.8]	Loans to bankrupt borrowers [46.5]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [883.7]
Potentially Bankrupt Borrowers	[348.8]		[497.5]		71.39%	ii) Doubtful [846.3]

Borrowers Requiring Caution (Special Attention Borrowers)	[341.1]				56.63%	iii) Special Attention [341.1]	Accruing loans contractually past due 3 months or more [54.7]
							Restructured loans [286.3]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [107,987.4]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,306.3	1,271.4

						Total

						i) + ii) + iii) + iv)
						109,293.7

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

22

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015 (A)	As of March 31, 2016 (B)	(B) - (A)
Assets newly categorized during fiscal 2012	340,637	204,404	94,261	58,168	(36,092)
Assets newly categorized during fiscal 2013		195,312	121,427	86,518	(34,909)
Assets newly categorized during fiscal 2014			98,674	61,087	(37,587)
Assets newly categorized during fiscal 2015				500,907

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2016
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	6,457
Reconstructive treatment	4,803
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	3,126
Write-offs	24,847
Others	167,178
Collection / Repayment	87,768
Upgrade	79,410

Total	206,413	30,263	176,149

Amount in process for disposition	109,143

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015 (A)	As of March 31, 2016 (B)	(B) - (A)
Assets newly categorized during fiscal 2012	15,711	8,784	1,845	1,367	(478)
Assets newly categorized during fiscal 2013		6,315	3,069	2,510	(558)
Assets newly categorized during fiscal 2014			7,495	1,730	(5,764)
Assets newly categorized during fiscal 2015				18,743

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2016
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	3,048
Others	7,165
Collection / Repayment	4,685
Upgrade	2,479

Total	10,213	381	9,832

Amount in process for disposition	2,059

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	72,689,196	3,254,176	69,435,019
Manufacturing	10,807,764	650,956	10,156,808
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	159,458	(4,645)	164,103
Construction	820,597	(14,466)	835,063
Utilities	1,579,251	(120,297)	1,699,548
Communication and information services	1,284,429	2,500	1,281,929
Transport and postal activities	2,188,923	18,582	2,170,341
Wholesale and retail	6,442,059	(188,714)	6,630,773
Finance and insurance	8,478,327	377,402	8,100,925
Real estate	8,711,840	185,397	8,526,443
Goods rental and leasing	1,863,049	63,625	1,799,424
Services	2,516,767	(139,554)	2,656,321
Municipal government	606,393	(51,023)	657,416
Other industries (including loans to the Japanese government)	27,230,325	2,474,416	24,755,909
Overseas offices and loans booked at offshore markets	27,345,641	1,318,072	26,027,568

Total	100,034,837	4,572,248	95,462,588

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	16,366,131	(282,775)	16,648,906
Housing loans	15,570,786	(308,333)	15,879,119
Residential purpose	13,342,333	(143,934)	13,486,267
Other	795,344	25,557	769,786
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	39,563,061	784,881	38,778,180
% to total domestic loans	54.42%	(1.42)%	55.84%

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	61,736,714	2,873,758	58,862,955
Manufacturing	8,770,123	714,590	8,055,533
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	155,584	(4,140)	159,724
Construction	716,043	(11,643)	727,686
Utilities	1,215,592	(60,920)	1,276,512
Communication and information services	1,054,721	(2,185)	1,056,906
Transport and postal activities	1,594,679	56,221	1,538,458
Wholesale and retail	5,530,552	(132,880)	5,663,432
Finance and insurance	6,163,474	165,802	5,997,672
Real estate	6,896,709	179,664	6,717,045
Goods rental and leasing	1,163,660	(16,842)	1,180,502
Services	2,371,478	(110,097)	2,481,575
Municipal government	597,378	(48,448)	645,826
Other industries (including loans to the Japanese government)	25,506,721	2,144,637	23,362,084
Overseas offices and loans booked at offshore markets	24,955,012	1,077,584	23,877,428

Total	86,691,727	3,951,342	82,740,384

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	14,989,776	(328,815)	15,318,592
Housing loans	14,199,887	(355,518)	14,555,405
Residential purpose	12,139,077	(214,012)	12,353,090
Other	789,889	26,702	763,187
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	33,908,894	421,775	33,487,119
% to total domestic loans	54.92%	(1.96)%	56.88%

26

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	10,801,910	342,223	10,459,686
Manufacturing	2,037,641	(63,634)	2,101,275
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	3,874	(505)	4,379
Construction	104,554	(2,823)	107,377
Utilities	363,659	(59,377)	423,036
Communication and information services	229,708	4,685	225,023
Transport and postal activities	594,244	(34,081)	628,325
Wholesale and retail	911,507	(55,834)	967,341
Finance and insurance	2,307,943	204,690	2,103,253
Real estate	1,806,903	7,418	1,799,485
Goods rental and leasing	699,389	80,467	618,922
Services	145,284	(29,456)	174,740
Municipal government	4,168	(2,017)	6,185
Other industries (including loans to the Japanese government)	1,593,025	292,691	1,300,334
Overseas offices and loans booked at offshore markets	2,390,628	240,487	2,150,140

Total	13,192,538	582,711	12,609,827

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	1,366,478	47,581	1,318,897
Housing loans	1,361,100	48,677	1,312,423
Residential purpose	1,194,177	71,330	1,122,847
Other	5,377	(1,096)	6,474

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	5,515,353	327,704	5,187,649
% to total domestic loans	51.05%	1.46%	49.59%

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	150,571	38,194	112,376
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	—	(3,558)	3,558
Wholesale and retail	—	—	—
Finance and insurance	6,910	6,910	—
Real estate	8,228	(1,685)	9,913
Goods rental and leasing	—	—	—
Services	5	(1)	6
Municipal government	4,847	(558)	5,405
Other industries (including loans to the Japanese government)	130,579	37,088	93,491
Overseas offices and loans booked at offshore markets	—	—	—

Total	150,571	38,194	112,376

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	9,875	(1,540)	11,415
Housing loans	9,798	(1,491)	11,290
Residential purpose	9,078	(1,251)	10,329
Other	76	(48)	125
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	138,814	35,402	103,412
% to total domestic loans	92.19%	0.16%	92.02%

28

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Asia	7,202,239	(339,072)	7,541,312
Thailand	241,969	(2,462)	244,432
Indonesia	851,537	(77,598)	929,135
Malaysia	540,576	66,508	474,067
Philippines	186,628	(28,825)	215,453
South Korea	531,996	3,491	528,505
Singapore	1,242,161	(178,613)	1,420,775
Hong Kong	2,106,366	(2,196)	2,108,563
China	177,953	(4,735)	182,688
Taiwan	377,664	25,737	351,926
Others	945,386	(140,377)	1,085,763
Latin America	4,316,864	440,670	3,876,193
Argentina	25,784	21,784	4,000
Brazil	647,854	15,473	632,381
Mexico	425,305	11,877	413,427
Caribbean countries	2,735,182	403,326	2,331,856
Others	482,736	(11,791)	494,528
North America	7,810,405	579,939	7,230,466
United States of America	7,548,706	642,247	6,906,459
Canada	261,699	(62,307)	324,007
Western Europe	5,485,582	560,620	4,924,962
United Kingdom	2,169,523	178,932	1,990,590
Germany	534,650	77,476	457,174
France	460,233	127,873	332,359
Netherlands	730,950	18,363	712,586
Spain	176,673	23,309	153,363
Italy	208,807	1,167	207,639
Others	1,204,744	133,497	1,071,247
Eastern Europe	229,974	(119,336)	349,311
Others	4,412,796	537,070	3,875,726

Total	29,457,864	1,659,891	27,797,972

Note:	In addition to the (non-consolidated basis) loan balance stated above, six major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation: ¥9,258,677 million (a 108,486 million yen increase as compared with March 31, 2015.)
Bank of Ayudhya Public Company Limited: ¥3,468,308 million (a 103,929 million yen decrease as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,481,236 million (a 138,083 million yen decrease as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥599,028 million (a 75,165 million yen decrease as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Canada): ¥422,646 million (a 24,984 million yen increase as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Malaysia): ¥469,951 million (a 209,409 million yen increase as compared with March 31, 2015.)

29

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	145,331,997	7,999,677	137,332,320
Deposits (average balance)	138,046,126	6,039,226	132,006,899
Loans (ending balance)	99,884,265	4,534,054	95,350,211
Loans (average balance)	97,177,782	2,383,495	94,794,286

BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	131,986,582	7,395,672	124,590,909
Deposits (average balance)	125,267,973	5,886,746	119,381,226
Loans (ending balance)	86,691,727	3,951,342	82,740,384
Loans (average balance)	84,450,867	1,751,429	82,699,437

MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	13,345,415	604,005	12,741,410
Deposits (average balance)	12,778,152	152,480	12,625,672
Loans (ending balance)	13,192,538	582,711	12,609,827
Loans (average balance)	12,726,915	632,065	12,094,849

30

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	71,068,636	653,445	70,415,191
Corporations and others	52,782,310	5,333,164	47,449,145
Domestic deposits	123,850,947	5,986,610	117,864,337

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	63,158,639	964,602	62,194,037
Corporations and others	48,752,644	4,487,903	44,264,741
Domestic deposits	111,911,283	5,452,505	106,458,778

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	7,909,997	(311,156)	8,221,154
Corporations and others	4,029,666	845,261	3,184,404
Domestic deposits	11,939,663	534,104	11,405,559

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

31

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deferred tax assets	526.8	(44.3)	571.1
Allowance for credit losses	267.8	(13.3)	281.1
Write-down on investment securities	117.5	21.4	96.0
Unrealized losses on other securities	19.2	5.9	13.3
Reserve for retirement benefits	98.7	(6.5)	105.3
Other	184.1	(21.7)	205.8
Valuation allowance	(160.6)	(30.1)	(130.5)
Deferred tax liabilities	1,094.7	(61.7)	1,156.5
Unrealized gains on other securities	756.3	(168.9)	925.2
Net deferred gains on hedges	187.4	112.8	74.5
Revaluation gains on securities upon merger	62.0	(7.5)	69.6
Gains on securities contributed to employees’ retirement benefits trust	49.8	(2.8)	52.6
Other	39.0	4.7	34.3
Net deferred tax assets	(567.8)	17.4	(585.3)

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015
Net business profits before provision for general allowance for credit losses	1,006.5	1,022.8	1,001.5	855.9	931.4	888.1
Total credit costs	(166.1)	(125.3)	(56.6)	17.0	(70.7)	(103.4)
Income before income taxes	674.4	739.5	877.4	984.7	860.2	884.7
Reconciliation to taxable income	(24.0)	(305.1)	(561.4)	(336.2)	(12.6)	(107.3)
Taxable income	650.3	434.3	316.0	648.5	847.5	777.3

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deferred tax assets	61.1	(2.4)	63.5
Deferred losses on hedging instruments	29.8	2.5	27.2
Gains on securities related to employees’ retirement benefits trust	14.8	0.4	14.3
Allowance for credit losses	12.4	(2.0)	14.5
Write-down on investment securities	10.5	0.0	10.4
Other	31.0	(3.6)	34.7
Valuation allowance	(37.5)	0.2	(37.7)
Deferred tax liabilities	315.4	(37.7)	353.1
Unrealized gains on other securities	259.8	(41.6)	301.4
Reserve for retirement benefits	44.0	5.1	38.9
Other	11.5	(1.2)	12.7
Net deferred tax assets	(254.3)	35.3	(289.6)

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2010	FY2011	FY2012	FY2013	FY2014	FY2015
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150.4	148.1	162.2	162.9	190.4	193.0
Total credit costs	(8.0)	(9.2)	(8.6)	18.0	(0.4)	(0.2)
Income before income taxes	101.9	113.5	173.5	184.4	201.4	218.6
Reconciliation to taxable income	(80.1)	(30.2)	(84.9)	(94.3)	(40.4)	(69.5)
Taxable income	21.7	83.3	88.6	90.1	160.9	149.0

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Projected benefit obligation (reserve type)	(A)	2,342,984	23,319	2,319,665
Projected benefit obligation (non-reserve type)	(B)	49,370	250	49,120
Fair value of plan assets	(C)	(2,707,520)	103,905	(2,811,425)
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(315,164)	127,475	(442,640)
Net defined benefit liability		62,791	670	62,121
Net defined benefit asset		(377,955)	126,805	(504,761)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		29,677	(18,248)	47,925
Service cost		62,866	7,389	55,476
Interest cost		36,497	(3,612)	40,110
Expected return on plan assets		(92,559)	(6,679)	(85,879)
Amortization of unrecognized prior service cost		(8,916)	(89)	(8,827)
Amortization of unrecognized net actuarial loss		24,353	(12,490)	36,844
Other		7,436	(2,766)	10,202

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2016
Discount rates	Domestic consolidated subsidiaries	(0.05)% ~ 0.83%
	Overseas consolidated subsidiaries	2.40% ~ 13.10%
Expected return	Domestic consolidated subsidiaries	0.35% ~ 4.10%
	Overseas consolidated subsidiaries	2.40% ~ 13.10%

34

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Projected benefit obligation	(A)	1,491,216	4,768	1,486,447
Discount rates		0.5% ~ 0.7%		0.6% ~ 1.0%
Fair value of plan assets	(B)	1,619,644	(64,085)	1,683,730
Prepaid pension cost	(C)	258,110	32,426	225,683
Reserve for retirement benefits	(D)	8,510	1,557	6,953
Total amount unrecognized	(A) - (B) + (C) - (D)	121,170	99,723	21,447
Unrecognized net actuarial loss		131,576	95,922	35,653
Unrecognized prior service cost		(10,405)	3,800	(14,205)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Net periodic cost of retirement benefits		33,043	(8,485)	41,529
Service cost		34,184	4,452	29,731
Interest cost		15,362	(2,771)	18,134
Expected return on plan assets		(35,368)	(1,616)	(33,751)
Amortization of unrecognized prior service cost		(3,740)	479	(4,220)
Amortization of unrecognized net actuarial loss		12,315	(8,966)	21,282
Other		10,290	(63)	10,354

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Projected benefit obligation	(A)	341,625	21,761	319,864
Discount rates		0.5% ~ 0.7%		0.8% ~ 1.1%
Fair value of plan assets	(B)	546,624	(46,007)	592,631
Prepaid pension cost	(C)	262,799	23,681	239,117
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	57,800	91,450	(33,649)
Unrecognized net actuarial loss		55,460	83,681	(28,220)
Unrecognized prior service cost		2,340	7,768	(5,428)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2016 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2015 (B)
Net periodic cost of retirement benefits		(15,586)	(7,151)	(8,434)
Service cost		6,375	777	5,597
Interest cost		3,309	(744)	4,053
Expected return on plan assets		(24,102)	(2,419)	(21,683)
Amortization of unrecognized prior service cost		(3,698)	209	(3,908)
Amortization of unrecognized net actuarial loss		2,089	(4,668)	6,757
Other		441	(307)	748

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of March 2016 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

1.	Balance and net unrealized gains (losses)

(1)	The balance as of the end of March 2016 was ¥2.95 trillion in total, a decrease of ¥0.44 trillion from the balance as of the end of March 2015, mainly due to a decrease in CLOs.

(2)	Net unrealized losses were ¥19 billion, worsened by ¥16 billion compared to the end of March 2015.

	(¥bn)
					of which securities being held to maturity[2]
	Balance[1]	Change from end of March 2015	Net unrealized gains (losses)	Change from end of March 2015	Balance	Net unrealized gains (losses)
RMBS	23	2	0	(4)	0	0
Sub-prime RMBS	0	0	0	0	0	0
CMBS	362	(44)	4	1	195	1
CLOs	2,544	(334)	(23)	(10)	1,534	(13)
Other securitized products (card, etc.)	23	(63)	0	(3)	16	0
CDOs	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0
SIV	0	0	0	0	0	0

Total	2,951	(439)	(19)	(16)	1,744	(12)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

2.	Distribution by rating

(1)	AAA-rated products accounted for 89% of our investments in securitized products as of the end of March 2016, an increase of 2 percentage points from the end of March 2015.

(2)	AAA and AA-rated products accounted for 99% of our investments in securitized products.

	(¥bn)
	AAA	AA	A	BBB	BB or lower	Unrated	Total
RMBS	10	1	0	8	4	0	23
Sub-prime RMBS	0	0	0	0	0	0	0
CMBS	138	223	0	0	0	1	362
CLOs	2,447	69	26	1	0	0	2,544
Other securitized products (card, etc.)	20	0	2	0	0	0	23
CDOs	0	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0	0
SIV	0	0	0	0	0	0	0

Total	2,615	293	29	9	4	1	2,951

Percentage of total	89%	10%	1%	0%	0%	0%	100%
Percentage of total (End of March 2015)	87%	10%	1%	0%	0%	1%	100%

37

Mitsubishi UFJ Financial Group, Inc.

3.	Credit exposure related to leveraged loan (LBO loan)

(1)	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

(2)	The following table shows the balances of LBO loans as of the end of March 2016.

	(¥bn)
	Americas	Europe	Asia	Japan	Total	Change from end of March 2015
LBO Loan[3] (Balance on a commitment basis)	28	138	0	449	615	141
Balance on a booking basis	25	124	0	419	568	162

3 Includes balance after refinancing. (Figures are rounded off.)

4.	Special Purpose Entities (SPEs)

(1)	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

(2)	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2016 was ¥4.67 trillion (including ¥2.53 trillion in overseas).

(3)	The purchased assets are mainly receivables.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Cash and due from banks	33,122,906	36,988,806
Call loans	274,077	196,063
Receivables under resale agreements	29,243	47,258
Receivables under securities borrowing transactions	341,200	446,292
Monetary claims bought	3,727,386	3,822,799
Trading assets	5,764,317	6,224,030
Money held in trust	31,132	57,656
Securities	52,873,408	48,913,432
Loans and bills discounted	82,740,384	86,691,727
Foreign exchanges	2,013,104	1,529,192
Other assets	6,224,547	7,881,852
Tangible fixed assets	873,973	858,747
Intangible fixed assets	398,550	380,570
Prepaid pension costs	225,683	258,110
Customers’ liabilities for acceptances and guarantees	6,657,095	6,630,945
Allowance for credit losses	(644,579)	(665,588)

Total assets	194,652,431	200,261,895

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Liabilities:
Deposits	124,590,909	131,986,582
Negotiable certificates of deposit	10,985,081	6,796,352
Call money	1,084,494	167,028
Payables under repurchase agreements	8,957,252	10,415,799
Payables under securities lending transactions	2,369,378	1,892,928
Commercial papers	1,265,562	1,445,681
Trading liabilities	4,344,146	4,868,717
Borrowed money	11,724,531	11,445,727
Foreign exchanges	1,694,556	2,331,337
Bonds payable	4,791,846	4,304,538
Other liabilities	4,902,001	6,576,505
Reserve for bonuses	28,161	27,423
Reserve for bonuses to directors	143	110
Reserve for retirement benefits	6,953	8,510
Reserve for loyalty award credits	1,217	1,348
Reserve for contingent losses	41,195	43,808
Deferred tax liabilities	585,351	567,867
Deferred tax liabilities for land revaluation	133,940	122,901
Acceptances and guarantees	6,657,095	6,630,945

Total liabilities	184,163,819	189,634,113

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,066,001	3,231,459
Revenue reserve	190,044	190,044
Other retained earnings	2,875,957	3,041,414
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,155,328	2,320,785
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,010,535	8,175,992

Net unrealized gains (losses) on other securities	2,086,911	1,794,305
Net deferred gains (losses) on hedging instruments	155,143	423,084
Land revaluation excess	236,022	234,399

Total valuation and translation adjustments	2,478,076	2,451,789

Total net assets	10,488,611	10,627,781

Total liabilities and net assets	194,652,431	200,261,895

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Ordinary income	2,856,450	2,925,593
Interest income	1,600,411	1,582,079
Interest on loans and bills discounted	986,729	960,297
Interest and dividends on securities	472,622	471,589
Fees and commissions	676,444	665,589
Trading income	127,622	136,836
Other business income	330,096	354,684
Other ordinary income	121,876	186,403
Ordinary expenses	1,953,818	2,061,857
Interest expenses	364,034	419,577
Interest on deposits	112,059	141,389
Fees and commissions	163,039	167,634
Other business expenses	100,188	134,752
General and administrative expenses	1,202,730	1,145,579
Other ordinary expenses	123,825	194,313

Ordinary profits	902,632	863,736

Extraordinary gains	3,376	39,371
Extraordinary losses	45,745	18,405

Income before income taxes	860,263	884,702

Income taxes - current	269,710	262,781
Income taxes - deferred	18,775	35,854

Total taxes	288,485	298,635

Net income	571,778	586,066

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Cash and due from banks	4,445,069	6,590,057
Call loans	129,117	240,231
Receivables under securities borrowing transactions	—	886,878
Monetary claims bought	1,383	523
Trading assets	438,754	372,594
Money held in trust	13,256	13,040
Securities	17,186,742	17,426,047
Loans and bills discounted	12,609,827	13,192,538
Foreign exchanges	24,891	36,875
Other assets	654,237	723,209
Tangible fixed assets	148,449	150,154
Intangible fixed assets	53,216	57,496
Prepaid pension costs	239,117	262,799
Customers’ liabilities for acceptances and guarantees	365,822	405,141
Allowance for credit losses	(38,549)	(37,084)

Total assets	36,271,336	40,320,504

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Liabilities:
Deposits	12,741,410	13,345,415
Negotiable certificates of deposit	4,837,879	4,573,223
Call money	1,354,566	193,932
Payables under repurchase agreements	5,849,069	5,205,060
Payables under securities lending transactions	2,558,657	1,926,430
Commercial papers	516,964	628,243
Trading liabilities	160,122	150,560
Borrowed money	1,851,860	2,110,470
Foreign exchanges	3,439	418
Short-term bonds payable	79,995	126,993
Bonds payable	687,935	847,129
Due to trust accounts	1,796,031	7,152,449
Other liabilities	961,027	1,150,631
Reserve for bonuses	4,319	4,564
Reserve for bonuses to directors	67	41
Reserve for contingent losses	7,146	7,632
Deferred tax liabilities	289,642	254,316
Deferred tax liabilities for land revaluation	4,728	4,336
Acceptances and guarantees	365,822	405,141

Total liabilities	34,070,687	38,086,991

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	422,083
Capital reserve	250,619	250,619
Other capital surplus	161,695	171,464
Retained earnings	858,520	943,842
Revenue reserve	73,714	73,714
Other retained earnings	784,806	870,128
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	645,601	730,923

Total shareholders’ equity	1,595,114	1,690,205

Net unrealized gains (losses) on other securities	665,776	614,205
Net deferred gains (losses) on hedging instruments	(57,003)	(67,592)
Land revaluation excess	(3,237)	(3,305)

Total valuation and translation adjustments	605,534	543,306

Total net assets	2,200,649	2,233,512

Total liabilities and net assets	36,271,336	40,320,504

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2016
Ordinary income	531,226	571,346
Trust fees	86,728	90,917
Interest income	237,600	250,600
Interest on loans and bills discounted	91,429	92,660
Interest and dividends on securities	139,435	149,543
Fees and commissions	127,346	134,922
Trading income	25,373	21,536
Other business income	19,170	46,704
Other ordinary income	35,006	26,664
Ordinary expenses	321,147	364,838
Interest expenses	65,559	86,686
Interest on deposits	22,291	23,442
Fees and commissions	29,067	30,115
Trading expenses	—	518
Other business expenses	26,485	48,652
General and administrative expenses	188,518	185,319
Other ordinary expenses	11,516	13,545

Ordinary profits	210,078	206,507

Extraordinary gains	204	14,548
Extraordinary losses	8,874	2,443

Income before income taxes	201,408	218,612

Income taxes - current	62,411	51,881
Income taxes - deferred	(1,760)	6,749

Total taxes	60,651	58,630

Net income	140,757	159,981

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Loans and bills discounted	112,376	150,571
Securities	58,086,929	53,614,888
Beneficiary rights to the trust	49,353,240	53,719,802
Securities held in custody accounts	3,172,363	3,339,160
Monetary claims	10,619,079	9,369,779
Tangible fixed assets	10,805,072	11,636,006
Intangible fixed assets	192,554	193,150
Other claims	5,040,404	4,364,029
Call loans	2,307,474	103,070
Due from banking account	3,184,730	12,745,624
Cash and due from banks	3,449,102	4,474,306

Total	146,323,327	153,710,390

Liabilities:
Money trusts	23,452,525	20,470,160
Pension trusts	15,360,655	14,950,257
Property formation benefit trusts	8,340	8,033
Investment trusts	48,930,372	58,519,398
Money entrusted other than money trusts	3,218,827	3,463,944
Securities trusts	5,066,024	5,350,832
Monetary claim trusts	10,266,613	8,799,495
Equipment trusts	44,498	59,923
Land and fixtures trusts	82,369	65,884
Composite trusts	39,893,100	42,022,461

Total	146,323,327	153,710,390

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Assets:
Loans and bills discounted	27,008	23,111
Securities	104,557	116,704
Other	1,624,592	6,985,751

Total	1,756,157	7,125,567

Liabilities:
Principal	1,738,140	7,111,058
Allowance for bad debts	81	69
Other	17,936	14,439

Total	1,756,157	7,125,567

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2015	As of March 31, 2016
Total funds	56,400,812	53,347,090

Deposits	12,741,410	13,345,415
Negotiable certificates of deposit	4,837,879	4,573,223
Money trusts	23,452,525	20,470,160
Pension trusts	15,360,655	14,950,257
Property formation benefit trusts	8,340	8,033

Loans and bills discounted	12,722,204	13,343,110

Banking account	12,609,827	13,192,538
Trust account	112,376	150,571

Investment securities	75,273,672	71,040,936

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46